 Filed pursuant to Rule 424(b)(5)
 Registration No. 333-255789
CALCULATION OF REGISTRATION FEE(1)

Title of Each Class of Securities to be Registered	Amount To Be Registered(2)	Maximum Offering Price per Unit or Share	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee(3)
Common Shares, $0.0002 par value per share	6,497,500	$31.00	$201,422,500	$21,975.19

(1)
The information in this Calculation of Registration Fee Table (including the footnotes hereto) updates, with respect to the securities offered hereby, the information set forth in the Calculation of Registration Fee Table included in the Registration Statement on Form S-3 (No. 333-255789) filed by the registrant on May 5, 2021.

(2)
Includes 847,500 common shares issuable upon exercise of the underwriters’ option to purchase additional common shares.

(3)
The registration fee is calculated in accordance with Rule 457(r) under the Securities Act of 1933, as amended.

PROSPECTUS SUPPLEMENT
(to Prospectus dated May 5, 2021)

5,650,000 Shares
JAMES RIVER GROUP HOLDINGS, LTD.
Common Shares

We are offering 5,650,000 of common shares, par value $0.0002 per share.
Our common shares are traded on the NASDAQ Global Select Market under the symbol "JRVR." On May 5, 2021, the last reported sale price of our common shares was $46.50 per share.

Investing in our common shares involves risks. You should carefully review the risks and uncertainties referenced under the heading “Risk Factors” on page S-11 of this prospectus supplement, and in the reports we filed with the Securities and Exchange Commission (the “SEC”) that are incorporated by reference into the prospectus supplement, before deciding to invest in our common shares.

	Per Share	Total
Public offering price	$31.00000	$175,150,000.00
Underwriting discounts and commissions(1)	$1.43375	$8,100,687.50
Proceeds, before expenses, to us	$29.56625	$167,049,312.50

(1)
See “Underwriting” for a description of the compensation paid to the underwriters.

We have granted the underwriters an option for a period of 30 days from the date of this prospectus supplement to purchase up to 847,500 additional common shares at the public offering price less the underwriting discount.
None of the SEC, any state securities commission, the Registrar of Companies in Bermuda, the Bermuda Monetary Authority (the “BMA”) or any other regulatory body has approved or disapproved of the common shares, or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.
The underwriters expect to deliver the common shares to purchasers on or about May 10, 2021.

Joint Lead Book-Running Managers
Barclays	Keefe, Bruyette & Woods A Stifel Company
Book-Running Managers
BMO Capital Markets	KeyBanc Capital Markets	Truist Securities
Co-Managers
B. Riley Securities	Compass Point	Dowling & Partners Securities, LLC	JMP Securities

Prospectus dated May 6, 2021

Prospectus Supplement
Prospectus

S-i

ABOUT THIS PROSPECTUS SUPPLEMENT
This document consists of two parts. The first part is this prospectus supplement, which describes the terms of this offering of common shares and also adds to and updates information contained in the accompanying prospectus and the documents incorporated by reference into this prospectus supplement and the accompanying prospectus. The second part, the accompanying prospectus dated May 5, 2021, including the documents incorporated by reference therein, provides more general information, including information regarding our common shares. The prospectus supplement and the accompanying prospectus are part of a registration statement on Form S-3 that we filed with the Securities and Exchange Commission (the “SEC”), utilizing a “shelf” registration process.
To the extent there is a conflict between the information contained in this prospectus supplement, on the one hand, and the information contained in the accompanying prospectus or in any document incorporated by reference that was filed with the SEC before the date of this prospectus supplement, on the other hand, you should rely on the information in this prospectus supplement. If any statement in one of these documents is inconsistent with a statement in another document having a later date (for example, a document incorporated by reference in this prospectus supplement or in the accompanying prospectus) the statement in the document having the later date modifies or supersedes the earlier statement.
Neither we nor any of the underwriters has authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. Neither we nor any of the underwriters, will make an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement and the accompanying prospectus is accurate as of the date on their respective covers, and that any information incorporated by reference is accurate only as of the date of the document incorporated by reference, unless we indicate otherwise. Our business, financial condition, results of operations and prospects may have changed since those dates.
As used in this prospectus supplement, unless the context otherwise indicates, the reference to “the Company,” “we,” “us” and “our” refer to James River Group Holdings, Ltd. and its consolidated subsidiaries.
For investors outside the United States:   Neither we nor any of the underwriters, has taken any action that would permit this offering or possession or distribution of this prospectus supplement in any jurisdiction where action for that purpose is required, other than in the United States. Persons who have come into possession of this prospectus supplement in a jurisdiction outside the United States are required to inform themselves about and to observe any restrictions relating to this offering and the distribution of this prospectus supplement.
In making an investment decision, you must rely on your own examination of the Company and the terms of this offering and our common shares, including the merits and risks involved. Neither we nor the underwriters are making any representation to any purchaser of the common shares regarding the legality of an investment in common shares by such purchaser. You should not consider any information in this prospectus supplement or the accompanying prospectus to be legal, business or tax advice. You should consult your own attorney, business advisor or tax advisor for legal, business and tax advice regarding an investment in our common shares.

S-ii

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
Information included and incorporated by reference in this prospectus supplement, the accompanying prospectus and the information incorporated by reference into those documents may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). These forward-looking statements may be identified by the fact that they do not relate strictly to historical or current facts. You may identify forward-looking statements by the use of words such as “anticipates,” “estimates,” “expects,” “intends,” “plans” and “believes,” and similar expressions or future or conditional verbs such as “will,” “should,” “would,” “may” and “could.” These forward-looking statements include, among others, statements relating to our future financial performance, our business prospects and strategy, anticipated financial position and financial strength ratings, liquidity and capital needs and other similar matters. These forward-looking statements are based on managements’ current expectations and assumptions about future events, which are inherently subject to uncertainties, risks and changes in circumstances that are difficult to predict.
Our actual results may differ materially from those expressed in, or implied by, the forward-looking statements included and incorporated by reference in this prospectus supplement as a result of various risks and uncertainties, many of which are beyond our control, including, among others:
•
the inherent uncertainty of estimating reserves and the possibility that incurred losses may be greater than our loss and loss adjustment expense reserves;

•
inaccurate estimates and judgments in our risk management may expose us to greater risks than intended;

•
downgrades in the financial strength rating of our regulated insurance subsidiaries may impact our ability to attract and retain insurance and reinsurance business that our subsidiaries write, our competitive position and our financial condition;

•
the potential loss of key members of our management team or key employees and our ability to attract and retain personnel;

•
adverse economic factors resulting in the sale of fewer policies than expected or an increase in the frequency or severity of claims, or both;

•
reliance on a select group of brokers and agents for a significant portion of our business and the impact of our potential failure to maintain such relationships;

•
reliance on a select group of customers for a significant portion of our business and the impact of our potential failure to maintain, or decision to terminate, such relationships;

•
our ability to obtain reinsurance coverage at prices and on terms that allow us to transfer risk and adequately protect our Company against financial loss;

•
losses resulting from reinsurance counterparties failing to pay us on reinsurance claims, insurance companies with whom we have a fronting arrangement failing to pay us for claims, or a former customer with whom we have an indemnification arrangement failing to perform their reimbursement obligations;

•
inadequacy of premiums we charge to compensate us for our losses incurred;

•
changes in laws or government regulation, including tax or insurance law and regulations;

•
the ongoing effect of Public Law No. 115-97, informally titled the Tax Cuts and Jobs Act, which may have a significant effect on us including, among other things, by potentially increasing our tax rate, as well as on our shareholders;

•
in the event we do not qualify for the insurance company exception to the passive foreign investment company (“PFIC”) rules and are therefore considered a PFIC, there could be material adverse tax consequences to an investor that is subject to U.S. federal income taxation;

•
the Company or any of its foreign subsidiaries becoming subject to U.S. federal income taxation;

S-iii

•
a failure of any of the loss limitations or exclusions we utilize to shield us from unanticipated financial losses or legal exposures, or other liabilities;

•
losses from catastrophic events, such as natural disasters and terrorist acts, which substantially exceed our expectations and/or exceed the amount of reinsurance we have purchased to protect us from such events;

•
the effects of the COVID-19 pandemic and associated government actions on our operations and financial performance;

•
potential effects on our business of emerging claim and coverage issues;

•
exposure to credit risk, interest rate risk and other market risk in our investment portfolio;

•
the potential impact of internal or external fraud, operational errors, systems malfunctions or cyber security incidents;

•
our ability to manage our growth effectively;

•
failure to maintain effective internal controls in accordance with Sarbanes-Oxley Act of 2002, as amended;

•
changes in our financial condition, regulations or other factors that may restrict our subsidiaries’ ability to pay us dividends; and

•
other risks and uncertainties discussed under “Risk Factors” and elsewhere in the documents incorporated by reference into this prospectus supplement and the accompanying prospectus.

Forward-looking statements speak only as of the date of this prospectus supplement. Except as expressly required under federal securities laws and the rules and regulations of the SEC, we do not have any obligation, and do not undertake, to update any forward-looking statements to reflect events or circumstances arising after the date of this prospectus supplement, whether as a result of new information or future events or otherwise. You should not place undue reliance on the forward-looking statements included in this prospectus supplement or that may be made elsewhere from time to time by us, or on our behalf. All forward-looking statements attributable to us are expressly qualified by these cautionary statements.
For more information regarding these risks and uncertainties as well as certain additional risks that we face, you should review the discussion under “Risk Factors” in this prospectus supplement, the accompanying prospectus, the documents incorporated by reference into this prospectus supplement and the accompanying prospectus, including the discussion under “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Annual Report on Form 10-K for the year ended December 31, 2020 and Quarterly Report on Form 10-Q for the quarter ended March 31, 2021, and those risks detailed in our subsequent reports and registration statements filed from time to time with the SEC. We caution you not to place undue reliance on these forward-looking statements, which are current only as of the date of the document in which they are included.

S-iv

PROSPECTUS SUPPLEMENT SUMMARY
This summary highlights important features of this offering and the information included or incorporated by reference in this prospectus supplement. This summary does not contain all of the information that you should consider before investing in our common shares. You should read carefully the entire prospectus supplement, including the sections entitled “Risk Factors,” the accompanying prospectus, our financial statements and the accompanying notes to the financial statements and other documents incorporated by reference into this prospectus supplement and the accompanying prospectus before making an investment decision.
Business
James River Group Holdings, Ltd. is a Bermuda-based holding company. We own and operate a group of specialty insurance and reinsurance companies. For the year ended December 31, 2020, approximately 70.2% of our group-wide gross written premiums originated from the U.S. excess and surplus (“E&S”) lines market. Substantially all of our business is casualty insurance and reinsurance, and for the year ended December 31, 2020, we derived 97.0% of our group-wide gross written premiums from casualty insurance and reinsurance. Our objective is to generate compelling returns on tangible equity, while limiting underwriting and investment volatility. We seek to accomplish this by earning profits from insurance and reinsurance underwriting and generating meaningful risk-adjusted investment returns, while managing our capital. Our group includes three operating segments: Excess and Surplus Lines, Specialty Admitted Insurance and Casualty Reinsurance.
We write very little property or catastrophe insurance and no property catastrophe reinsurance. For the year ended December 31, 2020, property insurance and reinsurance represented 3.0% of our gross written premiums. When we do write property insurance, we buy reinsurance to significantly mitigate our risk. We have structured our reinsurance arrangements so that our modeled net pre-tax loss from a 1/1000 year probable maximum loss (“PML”) event would not exceed $10.0 million on a group-wide basis.
We report our business in four segments: Excess and Surplus Lines, Specialty Admitted Insurance, Casualty Reinsurance and Corporate and Other.
The Excess and Surplus Lines segment sells E&S commercial lines liability and property insurance in every U.S. state and the District of Columbia through James River Insurance Company (“James River Insurance”) and its wholly-owned subsidiary, James River Casualty Company (“James River Casualty”). The Excess and Surplus Lines segment produced 55.6% of our gross written premiums and 69.6% of our net written premiums for the year ended December 31, 2020. James River Insurance and James River Casualty are both non-admitted carriers. Non-admitted carriers writing in the E&S market are not bound by most of the rate and form regulations imposed on standard market companies, allowing them flexibility to change the coverage terms offered and the rate charged without the time constraints and financial costs associated with the filing of such changes with state regulators and seeking approval for the filings. In 2020, the average account in this segment (excluding commercial auto policies) generated annual gross written premiums of approximately $24,000. The Excess and Surplus Lines segment distributes primarily through wholesale insurance brokers. Members of our management team have participated in this market for over three decades and have long-standing relationships with the wholesale brokers who place E&S lines accounts.
The Specialty Admitted Insurance segment has admitted licenses and the authority to write excess and surplus lines insurance in 50 states and the District of Columbia through Falls Lake National Insurance Company (“Falls Lake National”) and its wholly-owned subsidiaries, Stonewood Insurance Company (“Stonewood Insurance”) and Falls Lake Fire and Casualty Company (“Falls Lake Fire and Casualty”). The Specialty Admitted Insurance segment produced 32.5% of our gross written premiums and 9.2% of our net written premiums for the year ended December 31, 2020. The Specialty Admitted Insurance segment has two areas of focus. We write a select book of workers’ compensation coverage for building trades, healthcare employees and light manufacturing, among other light to medium hazard risks in select U.S. states. We also write fronting business which has become a significant element of our revenues and profits in this segment. In our fronting business, we retain a small percentage of the risk, generally 10%-20%, and seek to earn fee income. When we front, we use our legal authority, financial strength rating, and underwriting experience and claims infrastructure to write insurance to service clients (usually managing general agents and reinsurers) who assume the vast majority of the risk on each fronted policy. Because we retain little premium or risk in our fronted business, we can allocate less capital per dollar of revenue to fronted policies than to policies where we retain more risk, which we believe enhances our returns on equity. The Specialty Admitted Insurance segment accepts applications for insurance from a variety of sources, including independent retail agents, program administrators and managing general agents (“MGAs”).
The Casualty Reinsurance segment distributes through reinsurance brokers and produced 11.9% of our gross written premiums and 21.2% of our net written premiums for the year ended December 31, 2020. The Casualty Reinsurance provides proportional and working layer casualty reinsurance to third parties and to our U.S.-based insurance subsidiaries.
Typically, we structure our reinsurance contracts (also known as treaties) as quota share arrangements, with loss mitigating features, such as commissions that adjust based on underwriting results. We frequently include risk mitigating features in our working layer excess of loss treaties, such as paid reinstatements. These risk mitigation features allow the ceding company to capture a greater percentage of the profits should the business prove more profitable than expected, or alternatively, provide us with additional premiums should the business incur higher than expected losses. We believe these structures best align our interests with the interests of our cedents. On a premium volume basis, treaties with loss mitigation features including sliding scale ceding commissions represented 68.3% of the net premiums written by our Casualty Reinsurance segment during 2020. We typically do not assume large individual risks in our Casualty Reinsurance segment, nor do we write property catastrophe reinsurance. Most of the underlying policies assumed by our Casualty Reinsurance segment have a $1.0 million per occurrence limit, and we typically assume only a portion of that exposure. We believe this structure reduces volatility in our underwriting results. We do not assume standalone third-party property business at our Casualty Reinsurance segment, but we do have a small amount of assumed business with ancillary property exposure. Furthermore, 72.1% of premiums written by our Casualty Reinsurance segment during 2020 were general liability accounts.
The Casualty Reinsurance segment writes third party business through one entity, JRG Reinsurance Company Ltd. (“JRG Re”). Through December 31, 2017, we had intercompany reinsurance agreements under which we ceded 70% of the net written premiums of our U.S. subsidiaries (after taking into account third-party reinsurance) to JRG Re. Effective January 1, 2018, we generally discontinued ceding 70% of our U.S.-written premiums to JRG Re and instead ceded 70% of our U.S.-written premiums to Carolina Re Ltd (“Carolina Re”). This business is ceded under quota-share reinsurance treaties with ceding commissions that are negotiated at arm’s length. We exclude the effects of intercompany reinsurance agreements from the presentation of our segment results, consistent with the way we manage the Company. At December 31, 2020, 43.7% of our invested assets were held at JRG Re, which benefits from a favorable operating environment, including an absence of corporate income or investment taxes.
The Corporate and Other segment consists of the management and treasury activities of our holding companies, equity compensation for the group, and interest expense associated with our debt.
In 2020, our operating subsidiaries wrote $1,257.0 million of gross written premiums, allocated by segment and underlying market as follows:
Gross Written Premiums by Segment	Gross Written Premiums Year Ended December 31, 2020	% of Total
	(in thousands)
Excess and Surplus Lines segment	$699,143	55.6%
Specialty Admitted Insurance segment	408,691	32.5%
Casualty Reinsurance segment	149,166	11.9%
	$1,257,000	100.0%
Gross Written Premiums by Market
Non-admitted markets	$882,770	70.2%
Admitted markets	374,230	29.8%
	$1,257,000	100.0%

Results for the First Quarter 2021
The Company had a net loss of $103.5 million and an underwriting loss of $159.4 million for the three months ended March 31, 2021. This compares to a net loss of $36.8 million and an underwriting loss of $948,000 for the same period in the prior year. Adjusted net operating loss was $108.8 million for the three months ended March 31, 2021, and adjusted net operating income was $15.4 million for the three months ended March 31, 2020. Net adverse reserve development on prior accident years was the principal driver of the underwriting losses for both periods. Underwriting results for the three months ended March 31, 2021 included $170.1 million of net adverse reserve development on prior accident years, and for the three months ended March 31, 2020 included $874,000 of net adverse reserve development on prior accident years
The $170.1 million of net adverse reserve development experienced by the Company for the three months ended March 31, 2021 included $168.7 million of net adverse development in the Excess and Surplus Lines segment including $170.0 million on commercial auto business, almost entirely related to a previously canceled account that has been in runoff since 2019. The reported losses on this terminated commercial auto account meaningfully exceeded our expectations for the three months ended March 31, 2021. We had expected that reported losses would decline as the account moved further into runoff, but the continued heavy reported loss emergence in the first quarter of 2021 indicated more inherent severity than anticipated. In response, we meaningfully adjusted our actuarial methodology, resulting in a significant strengthening of reserves for this account at March 31, 2021. In prior quarters, our actuarial work for this terminated commercial auto account had been based on industry data, pricing data, experience data, average claims severity data, and blended methodologies. However, the continuation of the highly elevated reported losses in the first quarter of 2021 led us to conclude that using only our own loss experience in our paid and incurred reserve projections rather than the array of inputs that we had used in prior quarters, and giving greater weight to incurred methods, would give us a better estimate of ultimate losses on this account. The Company also experienced $1.0 million of net favorable development in the Specialty Admitted Insurance segment due to favorable development in the workers’ compensation business for prior accident years, and $2.5 million of net adverse development in the Casualty Reinsurance segment.
In the three months ended March 31, 2021, our operating subsidiaries wrote $373.3 million of gross written premiums, a 31.5% increase over the three months ended March 31, 2020, including 33.2% growth in the Company’s largest segment, Excess and Surplus Lines. Gross written premium allocated by segment and underwriting market for the three months ended March 31, 2021 was as follows:
Gross Written Premiums by Segment	Gross Written Premiums Three Months Ended March 31, 2021	% of Total
	(in thousands)
Excess and Surplus Lines segment	$181,358	48.6%
Specialty Admitted Insurance segment	127,036	34.0%
Casualty Reinsurance segment	64,861	17.4%
	$373,255	100.0%
Gross Written Premiums by Market
Non-admitted markets	$256,749	68.8%
Admitted markets	116,506	31.2%
	$373,255	100.0%
Accident year loss ratios and expense ratios by segment for the three months ended March 31, 2021 and 2020 were as follows:

	Three Months Ended March 31, 2021		Accident Loss Ratio plus Expense Ratio
	Accident Year Loss Ratio	Expense Ratio
	($ in thousands)
Excess and Surplus Lines	64.3%	20.1%	84.4%
Specialty Admitted Insurance	71.8%	26.6%	98.4%
Casualty Reinsurance	60.7%	36.5%	97.2%
	Three Months Ended March 31, 2020		Accident Loss Ratio plus Expense Ratio
	Accident Year Loss Ratio	Expense Ratio
	($ in thousands)
Excess and Surplus Lines	65.7%	26.2%	91.9%
Specialty Admitted Insurance	82.2%	32.8%	115.0%
Casualty Reinsurance	59.4%	34.3%	93.7%
Ratings
The A.M. Best financial strength rating for our group’s regulated insurance subsidiaries is “A” (Excellent) with a negative outlook. This rating reflects A.M. Best’s opinion of our insurance subsidiaries’ financial strength, operating performance and ability to meet obligations to policyholders and is not an evaluation directed towards the protection of investors. The rating for our operating insurance and reinsurance companies of “A” (Excellent) is the third highest rating of the thirteen ratings issued by A.M. Best and is assigned to insurers that have, in A.M. Best’s opinion, an excellent ability to meet their ongoing obligations to policyholders. On March 4, 2021, A.M. Best announced that it reduced the outlook on our regulated insurance subsidiaries to negative from stable on the “A” (Excellent) financial strength rating on such entities following our announcement of $86.0 million of adverse development on reserves for losses and loss adjustment expenses in the fourth quarter of 2020 principally related to our commercial auto business in our Excess and Surplus Lines segment. In the first quarter of 2021, we experienced $168.7 million of further adverse development on reserves for losses and loss adjustment expenses in our Excess and Surplus Lines segment, inclusive of $170.0 million of unfavorable development in our commercial auto business. Based upon this additional adverse development, we believe that A.M. Best is likely to downgrade our financial strength rating to “A-” (Excellent).
Corporate and Other Information
We are an exempted company incorporated under the laws of Bermuda. We are registered with the Registrar of Companies in Bermuda under registration number 40141. We were incorporated on May 30, 2007 under the name Franklin Holdings (Bermuda), Ltd. On September 18, 2014, we changed our name to James River Group Holdings, Ltd.
Our principal executive office is located at Wellesley House, 2nd Floor, 90 Pitts Bay Road, Pembroke HM 08, Bermuda, and our phone number is (441) 278-4580. Our website can be found at http://www.JRGH.net, the contents of which are not a part of, and shall not be deemed to be a part of, this prospectus supplement and the accompanying prospectus.

SUMMARY OF THE OFFERING
Summary details of the offering of our common shares under this prospectus supplement and the accompanying prospectus are set forth below.
Issuer
James River Group Holdings, Ltd., an exempted company organized under the laws of Bermuda
Common shares offered
5,650,000 common shares
Common shares to be outstanding
immediately after this offering
36,424,930 common shares. This number excludes, in each case as of April 30, 2021:
(i)
an aggregate of approximately 433,440 common shares issuable upon exercise of share options outstanding with a weighted-average exercise price of $32.65 per share,

(ii)
an aggregate of approximately 361,515 common shares issuable upon settlement of outstanding time-vesting restricted share units, and

(iii)
an aggregate of approximately 1,333,695 reserved for future issuance under our equity incentive plans.

The number of common shares outstanding after this offering is based on 30,774,930 shares outstanding as of April 30, 2021.
Unless we specifically state otherwise, the information in this prospectus supplement assumes the underwriters do not exercise their option to purchase additional common shares.
Underwriters’ option to purchase additional shares
The underwriters have an option to purchase up to 847,500 additional common shares at the price to public less the underwriting discounts and commissions. The underwriters could exercise this option at any time within 30 days from the date of this prospectus supplement.
Use of proceeds
We intend to use the net proceeds from sales of common shares offered by us pursuant to this prospectus supplement for general corporate purposes.
Dividend policy
On April 27, 2021, we declared a dividend of $0.30 per share payable on June 30, 2021 to shareholders of record on June 14, 2021. We have paid dividends of $0.30 per share in each quarter since the first quarter of 2017. The declaration, payment and amount of future dividends is subject to the discretion of our board of directors. Our board of directors may take into account a variety of factors when determining whether to declare any future dividends, including (1) our financial condition, liquidity, results of operations (including our ability to generate cash flow in excess of expenses and our expected or actual net income), retained earnings and collateral and capital requirements, (2) general business conditions, (3) legal, tax and regulatory limitations, (4) contractual prohibitions and other restrictions, (5) the effect of a dividend or dividends upon our financial strength ratings and (6) any other factors that our board of directors deems relevant. See “Dividend Policy” for additional information.
Risk Factors
Investing in our common shares involves certain risks. See “Risk Factors” beginning on page S-11 of this prospectus supplement.
Listing
Our common shares are listed on the NASDAQ Global Select Market under the symbol “JRVR.”

SUMMARY HISTORICAL FINANCIAL AND OTHER DATA
The following tables present summary historical financial information as of and for the periods indicated. The summary historical financial data as of December 31, 2020, 2019 and 2018 and for the years ended December 31, 2020, 2019 and 2018 have been derived from our audited consolidated financial statements and the notes thereto. Our historical results for any prior period are not necessarily indicative of results expected in any future period.
The summary historical financial data as of and for the three months ended March 31, 2021 and 2020 have been derived from our unaudited condensed consolidated financial statements and the notes thereto. The summary historical financial data as of and for the three months ended March 31, 2021 and 2020 are not necessarily indicative of the results expected as of and for the year ended December 31, 2021 or for any future period.
The information below is only a summary and should be read together with, and is qualified in its entirety by reference to our historical consolidated financial statements and notes thereto and the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in each of our Annual Report on Form 10-K for the fiscal year ended December 31, 2020 and our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2021, each of which are incorporated by reference into this prospectus supplement and accompanying prospectus.
	At or for the Year Ended December 31,			At or for the Three Months Ended March 31,
	2020	2019	2018	2021	2020
	($ in thousands, except for per share data)
Operating Results:
Gross written premiums(1)	$1,257,000	$1,470,735	$1,166,773	$373,255	$283,841
Ceded written premiums(2)	(609,226)	(574,585)	(404,101)	(198,656)	(149,187)
Net written premiums	$647,774	$896,150	$762,672	$174,599	$134,654
Net earned premiums	$606,806	$823,746	$815,398	$160,593	$145,918
Net investment income	73,368	75,652	61,256	15,089	20,836
Net realized and unrealized (losses) gains on investments	(16,030)	(2,919)	(5,479)	6,272	(58,407)
Other income	4,545	10,646	14,424	1,026	1,937
Total revenues	668,689	907,125	885,599	182,980	110,284
Losses and loss adjustment expenses	478,545	672,102	600,276	273,500	96,856
Other operating expenses	165,498	170,908	201,035	47,381	51,621
Other expenses	2,138	1,055	1,300	621	—
Interest expense	10,033	10,596	11,553	2,216	2,876
Amortization of intangible assets	538	597	597	91	149
Total expenses	656,752	855,258	814,761	323,809	151,502
Income (loss) before taxes	11,937	51,867	70,838	(140,829)	(41,218)
Income tax expense (benefit)	7,113	13,528	7,008	(37,369)	(4,403)
Net income (loss)	$4,824	$38,339	$63,830	$(103,460)	$(36,815)
Adjusted net operating income (loss)(4)	$21,218	$42,934	$70,596	$(108,795)	$15,418
Per share data:
Basic earnings (loss) per share	$0.16	$1.27	$2.14	$(3.37)	$(1.21)
Diluted earnings (loss) per share	$0.16	$1.25	$2.11	$(3.37)	$(1.21)
Dividends declared per share	$1.20	$1.20	$1.20	$0.30	$0.30
Weighted-average shares outstanding—diluted	30,884,416	30,673,924	30,307,101	30,713,986	30,476,307

	At or for the Year Ended December 31,			At or for the Three Months Ended March 31,
	2020	2019	2018	2021	2020
	($ in thousands, except for per share amounts and ratios)
Balance Sheet Data:
Cash and invested assets(10)	$2,359,318	$2,200,272	$1,850,303	$2,342,460	$2,254,865
Reinsurance recoverables	851,802	701,266	485,715	921,298	733,870
Goodwill and intangible assets	218,233	218,771	219,368	218,142	218,622
Total assets	5,063,072	5,024,405	3,136,776	5,109,707	4,996,810
Reserve for losses and loss adjustment expenses	2,192,080	2,045,506	1,661,459	2,413,846	2,043,358
Unearned premiums	630,371	524,377	386,473	674,343	539,564
Senior debt	262,300	158,300	118,300	262,300	277,300
Junior subordinated debt	104,055	104,055	104,055	104,055	104,055
Total liabilities	4,267,464	4,245,824	2,427,535	4,470,079	4,276,493
Total shareholders’ equity	795,608	778,581	709,241	639,628	720,317
GAAP Underwriting Ratios:
Loss ratio(5)	78.9%	81.6%	73.6%	170.3%	66.4%
Expense ratio(6)	26.7%	19.6%	23.0%	28.9%	34.2%
Combined ratio(7)	105.6%	101.2%	96.6%	199.2%	100.6%
Other Data:
Tangible equity(8)	$577,375	$559,810	$489,873	$421,486	$501,695
Tangible equity per common share outstanding	$18.84	$18.40	$16.34	$13.70	$16.44
Leverage ratio(9)	30.4%	20.0%	16.2%	35.0%	32.4%
Net written premiums to shareholders’ equity(3)	0.8x	1.2x	1.1x	1.1x	0.7x

(1)
The amount received or to be received for insurance policies written or assumed by us during a specific period of time without reduction for acquisition costs, reinsurance costs or other deductions.

(2)
The amount of written premiums ceded to (reinsured by) other insurers.

(3)
We believe this measure is useful in evaluating our operating leverage. It may not be comparable to the definition of net written premiums to shareholders’ equity for other companies.

(4)
Adjusted net operating income (loss) is a non-GAAP measure. We define adjusted net operating income (loss) as net income (loss) excluding certain non-operating expenses such as net realized and unrealized investment gains and losses, professional service fees related to various strategic initiatives and the filing of registration statements for the offering of securities, and severance costs associated with terminated employees. See “—Reconciliation of Non-GAAP Measures—Adjusted Net Operating Income (Loss)” for a reconciliation of adjusted net operating income (loss) to net income (loss) in accordance with U.S. generally accepted accounting principles (“GAAP”).

(5)
The loss ratio is the ratio, expressed as a percentage, of losses and loss adjustment expenses to net earned premiums, net of the effects of reinsurance.

(6)
The expense ratio is the ratio, expressed as a percentage, of other operating expenses to net earned premiums.

(7)
The combined ratio is the sum of the loss ratio and the expense ratio. A combined ratio under 100% generally indicates an underwriting profit. A combined ratio over 100% generally indicates an underwriting loss.

(8)
Tangible equity is shareholders’ equity less goodwill and intangible assets. See “Reconciliation of Non-GAAP Measures—Tangible Equity and Tangible Equity per Share” for a reconciliation of tangible equity to shareholders’ equity in accordance with GAAP.

(9)
The leverage ratio is defined in our senior credit agreements as the ratio of adjusted consolidated debt to total capital. Adjusted consolidated debt treats trust preferred securities as equity capital up to 15% of total capital. Total capital is defined as total debt plus tangible equity excluding accumulated other comprehensive income.

(10)
Excludes restricted cash equivalents.

Reconciliation of Non-GAAP Measures
Adjusted Net Operating Income (Loss)
We define adjusted net operating income (loss) as net income (loss) excluding certain non-operating expenses such as net realized and unrealized investment gains and losses, professional service fees related to various strategic initiatives and the filing of registration statements for the offering of securities, and severance costs associated with terminated employees. We use adjusted net operating income (loss) as an internal performance measure in the management of our operations because we believe it gives our management and other users of our financial information useful insight into our results of operations and our underlying business performance. Adjusted net operating income (loss) should not be viewed as a substitute for net income (loss) calculated in accordance with GAAP, and our definition of adjusted net operating income (loss) may not be comparable to that of other companies.
Our income before taxes and net income for the years ended December 31, 2020, 2019 and 2018 reconcile to our adjusted net operating income as follows:
	Year Ended December 31,
	2020		2019		2018
	Income Before Taxes	Net Income	Income Before Taxes	Net Income	Income Before Taxes	Net Income
	(in thousands)
Income as reported	$11,937	$4,824	$51,867	$38,339	$70,838	$63,830
Net realized and unrealized losses on investments	16,030	14,840	2,919	3,761	5,479	4,374
Other expenses	1,967	1,554	1,055	834	1,100	941
Impairment of intangible assets	—	—	—	—	200	200
Interest expense on leased building the Company was previously deemed to own for accounting purposes	—	—	—	—	1,584	1,251
Adjusted net operating income	$29,934	$21,218	$55,841	$42,934	$79,201	$70,596
Our loss before taxes and net loss for the three months ended March 31, 2021 and 2020 reconcile to our adjusted net operating (loss) income as follows:
	Three Months Ended March 31,
	2021		2020
	Loss Before Taxes	Net Loss	(Loss) Income Before Taxes	Net (Loss) Income
	($ in thousands)
Loss as reported	$(140,829)	$(103,460)	$(41,218)	$(36,815)
Net realized and unrealized investment (gains) losses	(6,272)	(5,751)	58,407	52,233
Other expenses	527	416	—	—
Adjusted net operating (loss) income	$(146,574)	$(108,795)	$17,189	$15,418
Tangible Equity and Tangible Equity per Share
Key financial measures that we use to assess our longer term financial performance include the percentage growth in our tangible equity per share and our return on tangible equity. We believe tangible equity is a good measure to evaluate the strength of our balance sheet and to compare returns relative to this measure.
We define tangible equity as the sum of shareholders’ equity less goodwill and intangible assets (net of amortization). Our definition of tangible equity may not be comparable to that of other companies, and it should not be viewed as a substitute for shareholders’ equity calculated in accordance with GAAP. The following table reconciles shareholders’ equity to tangible equity as of December 31, 2020, 2019 and 2018 and reconciles tangible equity to pre-dividend tangible equity as of December 31, 2020:
	As of December 31,
	2020		2019		2018
	Equity	Equity per share	Equity	Equity per share	Equity	Equity per share
	(in thousands, except per share amounts)
Shareholders’ equity	$795,608	$25.96	$778,581	$25.59	$709,241	$23.65
Less:
Goodwill	181,831	5.93	181,831	5.98	181,831	6.06
Intangible assets, net	36,402	1.19	36,940	1.21	37,537	1.25
Tangible equity	$577,375	$18.84	$559,810	$18.40	$489,873	$16.34
Dividends to shareholders for the year ended December 31, 2020	37,091	1.20
Pre-dividend tangible equity	$614,466	$20.04
The following table reconciles shareholders’ equity to tangible equity as of March 31, 2021 and March 31, 2020 and reconciles tangible equity to pre-dividend tangible equity as of March 31, 2021:
	March 31, 2021		March 31, 2020
	Equity	Equity per Share	Equity	Equity per Share
	($ in thousands, except share amounts)
Shareholders’ equity	$639,628	$20.78	$720,317	$23.60
Less:
Goodwill	181,831	5.90	181,831	5.96
Intangible assets, net	36,311	1.18	36,791	1.20
Tangible equity	$421,486	$13.70	$501,695	$16.44
Dividends to shareholders for the three months ended March 31, 2021	9,343	0.30
Pre-dividend tangible equity	$430,829	$14.00

RISK FACTORS
Investing in our common shares involves risks. You should carefully consider the risks and uncertainties described below or incorporated by reference herein, including the risks and uncertainties described under the heading “Risk Factors” in Part I, Item 1A of our Annual Report on Form 10-K for the year ended December 31, 2020 and under the heading “Risk Factors” in Part II, Item 1A of our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2021, and the other information included or incorporated by reference in this prospectus supplement, before deciding to invest in our common shares. You should also carefully consider the other information contained or incorporated by reference in this prospectus supplement before acquiring any of our common shares. These risks could materially affect our business, results of operations or financial condition and cause the value of our common shares to decline. You could lose all or part of your investment.
The risks and uncertainties discussed below and in the documents incorporated by reference are not the only risks we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also affect our business, financial condition or results of operations. Our business, financial condition, or results of operations could be materially adversely affected by any of these risks and cause the value of our securities, including the common shares offered by this prospectus supplement, to decline. The trading price of our common shares could decline due to any of these risks and you could lose all or part of your investment.
Inclusion of the below risk factors regarding our business and this offering and ownership of our common shares supplements the risk factors in our Annual Report on Form 10-K for the year ended December 31, 2020 and Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2021. The risk factors in those reports should be carefully reviewed.
Risk Related to our Business and Industry
Our financial strength rating is likely to be downgraded, which may have a significant impact on our business, liquidity and financial condition.
Companies, insurers and reinsurance brokers use ratings from independent ratings agencies as an important means of assessing the financial strength and quality of reinsurers. A.M. Best Company (“A.M. Best”) assigns ratings that are intended to provide an independent opinion of an insurance or reinsurance company’s ability to meet its obligations to policyholders and such ratings are not an evaluation directed to investors. A.M. Best periodically reviews our rating and may revise it downward at its sole discretion based primarily on its analysis of our balance sheet strength (including capital adequacy and loss and loss adjustment expense reserve adequacy), operating performance and business profile.
On March 4, 2021, A.M. Best announced that it reduced the outlook on our regulated insurance subsidiaries to negative from stable on the “A” (Excellent) financial strength rating on such entities following our announcement of $86.0 million of adverse development on reserves for losses and loss adjustment expenses in the fourth quarter of 2020 principally related to our commercial auto business in our Excess and Surplus Lines segment. In the first quarter of 2021, we experienced $168.7 million of further adverse development on reserves for losses and loss adjustment expenses in our Excess and Surplus Lines segment, inclusive of $170.0 million of unfavorable development in our commercial auto business. Based upon this additional adverse development, we believe that A.M. Best is likely to downgrade our financial strength rating to “A-” (Excellent). A reduction in our financial strength rating may impact our ability to attract and retain insurance and reinsurance business that our subsidiaries write. Further, our competitive position in the industry, and therefore our business, could be adversely affected. The downgrade of our financial strength rating could result in a substantial loss of business, as policyholders might move to other companies with higher financial strength ratings.
Our credit agreements contain a number of financial covenants, the breach of any of which could result in acceleration of payment of our credit facilities.
As of March 31, 2021, we had an outstanding unsecured balance of approximately $247.3 million in the aggregate under our two bank credit agreements. The agreements contain certain financial covenants that require us to maintain consolidated net worth in excess of a specified minimum amount and a leverage ratio as of the end of any fiscal quarter not in excess of 0.35 to 1. The agreements contain other covenants which, among other things, require ongoing compliance with applicable insurance regulations and require each of our regulated insurance subsidiaries to maintain ratings from A.M. Best not lower than an A-. A breach of any of these covenants could result in acceleration of our obligations to repay our outstanding indebtedness under such agreement if we are unable to obtain a waiver or amendment from our lenders, and otherwise could impair our ability to borrow funds or result in higher borrowing costs.
Our actual incurred losses may be greater than our loss and loss adjustment expense reserves, which could have a material adverse effect on our financial condition and results of operations.
Our financial condition and results of operations depend upon our ability to assess accurately the potential losses and loss adjustment expenses under the terms of the insurance policies or reinsurance contracts we underwrite. Reserves do not represent an exact calculation of liability. Rather, reserves represent an estimate of what we expect the ultimate settlement and administration of claims will cost us, and our ultimate liability may be greater or less than current reserves. These estimates are based on our assessment of facts and circumstances then known, as well as estimates of future trends in claim severity, claim frequency, judicial theories of liability and other factors. These variables are affected by both internal and external events that could increase our exposure to losses, including changes in actuarial projections, claims handling procedures, inflation, climate change, economic and judicial trends, and legislative changes. We continually monitor reserves using new information on reported claims and a variety of statistical techniques.
In the insurance and reinsurance industry, there is always the risk that reserves may prove inadequate, and actual results always differ from our reserve estimates. It is possible for insurance and reinsurance companies to underestimate the cost of claims. Our estimates could prove to be low, and this underestimation could have a material adverse effect on our financial strength. For example, in the first quarter of 2021, we experienced $170.1 million of adverse development on reserves for losses and loss adjustment expenses principally relating to the 2019 and prior accident years for the commercial auto business in our Excess and Surplus Lines segment, and in 2020 we experienced $92.2 million of adverse development on reserves for losses and loss adjustment expenses principally relating to the 2018 and prior accident years for the commercial auto business in our Excess and Surplus Lines segment, and in 2019 we experienced $69.0 million of adverse development on reserves for losses and loss adjustment expenses principally relating to the 2016 and 2017 accident years for the commercial auto business in our Excess and Surplus lines business. We cannot assure that we will not have further adverse development in this business.
The uncertainties we encounter in establishing our reserves for losses and related expenses in connection with our insurance businesses include:
•
When we write “occurrence” policies, we are obligated to pay covered claims, up to the contractually agreed amount, for any covered loss that occurs while the policy is in force. Losses can emerge many years after a policy has lapsed. Accordingly, our first notice of a claim or group of claims may arise many years after a policy has lapsed. Approximately 94% of our Excess and Surplus Lines net casualty loss reserves are associated with “occurrence form” policies at December 31, 2020.

•
Even when a claim is received (irrespective of whether the policy is a “claims made” or “occurrence” basis form), it may take considerable time to fully appreciate the extent of the covered loss suffered by the insured and, consequently, estimates of loss associated with specific claims can increase over time.

•
New theories of liability are enforced retroactively from time to time by courts. See also “The effect of emerging claim and coverage issues on our business is uncertain” risk factor in our Annual Report on Form 10-K for the year ended December 31, 2020.

•
Volatility in the financial markets, economic events and other external factors may result in an increase in the number of claims and the severity of the claims reported. In addition, elevated inflationary conditions could, among other things, cause loss costs to increase.

•
If claims became more frequent, even if we had no liability for those claims, the cost of evaluating these potential claims could escalate beyond the amount of the reserves we have established. As we enter new lines of business, or as a result of new theories of claims, we may encounter an increase in claims frequency and greater claims handling costs than we had anticipated.

•
We occasionally enter new lines of insurance, and as a consequence, we sometimes have to make estimates of future losses for risk classes with which we do not have a great deal of experience. This lack of experience may contribute to making errors of judgment when establishing reserves.

In addition, reinsurance reserve estimates are typically subject to greater uncertainty than insurance reserve estimates, primarily due to reliance on the original underwriting decisions made by the ceding company. As a result, we are subject to the risk that our ceding companies may not have adequately evaluated the risks reinsured by us and the premiums ceded may not adequately compensate us for the risks we assume. Other factors resulting in additional uncertainty in establishing reinsurance reserves include:
•
The increased lapse of time from the occurrence of an event to the reporting of the claim and the ultimate resolution or settlement of the claim.

•
The diversity of development patterns among different types of reinsurance treaties.

•
The necessary reliance on the ceding company for information regarding claims.

If any of our insurance or reinsurance reserves should prove to be inadequate for the reasons discussed above, or for any other reason, we will be required to increase reserves, resulting in a reduction in our net income and shareholders’ equity in the period in which the deficiency is identified. Future loss experience substantially in excess of established reserves could also have a material adverse effect on future earnings and liquidity and financial rating, which could affect our ability to attract business, our cost of capital and our ability to retain or hire qualified personnel.
The ongoing effect of the 2017 Tax Act, as well as other changes in U.S. tax law, may have a significant impact on the Company.
Public Law No. 115-97, enacted in December 2017 and informally titled the Tax Cuts and Jobs Act (the “Tax Act”), introduced significant changes to the Internal Revenue Code of 1986, as amended (the “Code”). The Tax Act contained many provisions that impact us and our shareholders, including provisions that impose a base erosion and anti-abuse tax (“BEAT”) on income of a U.S. corporation determined without regard to certain otherwise deductible payments made to certain foreign affiliates (including premium or other consideration paid or accrued to a related foreign reinsurance company for reinsurance), broaden the definition of United States shareholder for purposes of the controlled foreign corporation rules, and make it more difficult for a foreign insurance company to avoid being treated as a passive foreign investment company (“PFIC”).
There is continued uncertainty regarding how these and other provisions of the Tax Act will be interpreted, although guidance in proposed and final forms has been released with respect to certain provisions of the Tax Act, including certain BEAT and PFIC provisions, that may impact the Company. The ultimate impact of the Tax Act may differ from the Company’s description below due to changes in interpretations, as well as additional regulatory guidance that may be issued. Given the complexity of the Tax Act, you are strongly encouraged to consult your own tax advisor regarding its potential impact on the U.S. federal income tax consequences to you considering your particular circumstance.
Apart from enactment of the Tax Act, other legislative proposals or administrative or judicial developments could also result in an increase in the amount of U.S. tax payable by us or by an owner of our common shares.
We are subject to extensive regulation, which may materially adversely affect our ability to achieve our business objectives. In addition, if we fail to comply with these regulations, we may be subject to penalties, including fines and suspensions, which may materially adversely affect our financial condition and results of operations.
Our admitted insurance and reinsurance subsidiaries are subject to extensive regulation, primarily by California (the domiciliary state for Falls Lake Fire and Casualty Company), Ohio (the domiciliary state for James River Insurance and Falls Lake National), North Carolina (the domiciliary state for Stonewood Insurance), Virginia (the domiciliary state for James River Casualty), Bermuda (the domicile of JRG Re and Carolina Re), and to a lesser degree, the other jurisdictions in the United States in which we operate. Most insurance regulations are designed to protect the interests of insurance policyholders, as opposed to the interests of shareholders. These regulations generally are administered by a department of insurance in each state and, in the case of JRG Re and Carolina Re, the BMA in Bermuda, and relate to, among other things, authorizations to write certain lines of business, capital and surplus requirements, reserve requirements, rate and form approvals, investment and underwriting limitations, affiliate transactions, dividend limitations, cancellation and non-renewal of policies, changes in control, solvency, receipt of reinsurance credit, accounting principles and a variety of other financial and non-financial aspects of our business. These laws and regulations are regularly re-examined and any changes in these laws and regulations or new laws or interpretations thereof may be more restrictive, could make it more expensive to conduct business or otherwise materially adversely affect our financial condition or operations. State insurance departments and the BMA also conduct periodic examinations of the affairs of insurance companies and reinsurance companies and require the filing of annual and other reports relating to financial condition, holding company issues and other matters. These regulatory requirements may impose timing and expense or other constraints that could materially adversely affect our ability to achieve some or all of our business objectives. Failure by any of our insurance subsidiaries to comply with applicable regulations could result in a requirement for that subsidiary to cease writing business.
In addition, regulatory authorities have broad discretion to deny or revoke licenses for various reasons, including the violation of regulations. For example, an insurer’s registration may be cancelled by the BMA on certain grounds specified in the Insurance Act, including failure by the insurer to comply with its obligations under the Insurance Act, or if the BMA believes that the insurer has not been carrying on business in accordance with sound insurance principles. In some instances, where there is uncertainty as to applicability, we follow practices based on our interpretations of regulations or practices that we believe are generally followed by the industry. These practices may turn out to be different from the interpretations of regulatory authorities. If we do not have the requisite licenses and approvals or do not comply with applicable regulatory requirements, insurance regulatory authorities could preclude or temporarily suspend us from carrying on some or all of our activities or otherwise penalize us. This could materially adversely affect our ability to operate our business.
The admitted market is subject to more state regulation than the E&S market, particularly with regard to rate and form filing requirements, restrictions on the ability to exit lines of business, premium tax payments and membership in various state associations, such as guaranty funds. Some states have deregulated their commercial insurance markets. We cannot predict the effect that further deregulation would have on our business, financial condition or results of operations.
The National Association of Insurance Commissioners (“NAIC”) has developed a system to test the adequacy of statutory capital of U.S.-based insurers, known as risk-based capital or “RBC,” that many states have adopted. This system establishes the minimum amount of risk-based capital necessary for an insurer to support its overall business operations. It identifies property-casualty insurers that may be inadequately capitalized by looking at certain inherent risks of each insurer’s assets and liabilities and its mix of net written premiums. Insurers falling below a calculated threshold may be subject to varying degrees of regulatory action, including supervision, rehabilitation or liquidation. Failure to maintain adequate risk-based capital at the required levels could materially adversely affect the ability of our insurance subsidiaries to maintain regulatory authority to conduct their business. For additional information, see “Item 1. Business—Regulation—U.S. Insurance Regulation—State Regulation.” in our Annual Report on Form 10-K for the year ended December 31, 2020, which report is incorporated into the prospectus supplement by reference.
In addition, the various state insurance regulators have increased their focus on risks within an insurer’s holding company system that may pose enterprise risk to the insurer. In 2012, the NAIC adopted certain amendments, which when adopted by the various states, are designed to respond to perceived gaps in the regulation of insurance holding company systems in the United States. One of the major changes is a requirement that an insurance holding company system’s ultimate controlling person submit annually to its lead state insurance regulator an “enterprise risk report” that identifies activities, circumstances or events involving one or more affiliates of an insurer that, if not remedied properly, are likely to have a material adverse effect upon the financial condition or liquidity of the insurer or its insurance holding company system as a whole. Other changes include (i) requiring a controlling person to submit prior notice to its domiciliary insurance regulator of a divestiture of control, (ii) having detailed minimum requirements for cost sharing and management agreements between an insurer and its affiliates and (iii) expanding the types of agreements between an insurer and its affiliates to be filed with its domiciliary insurance regulator. The amendments must be adopted by a state legislature and such state’s insurance regulator in order to be effective in that state. Each of California, North Carolina, Ohio and Virginia, the states in which our U.S. insurance subsidiaries are domiciled, include this enterprise risk report requirement.
In 2012, the NAIC also adopted the Risk Management and Own Risk and Solvency Assessment Model Act (the “ORSA Model Act”). The ORSA Model Act, when adopted by the various states, requires an insurance holding company system’s Chief Risk Officer to submit annually to its lead state insurance regulator an ORSA. The ORSA is a confidential internal assessment appropriate to the nature, scale and complexity of an insurer of the material and relevant risks identified by the insurer associated with an insurer’s current business plan and the sufficiency of capital resources to support those risks. The ORSA Model Act must be adopted by a state legislature in order to be effective in that state. Each of California, North Carolina, Ohio and Virginia, the states in which our U.S. insurance subsidiaries are domiciled, adopted and require an ORSA filing.
We cannot predict with certainty the effect any enacted, proposed or future state or federal regulation or NAIC initiative may have on the conduct of our business. Furthermore, there can be no assurance that the regulatory requirements applicable to our business will not become more stringent in the future or result in materially higher cost than current requirements. Changes in regulation of our business may materially reduce our profitability, limit our growth or otherwise materially adversely affect our operations.
We depend upon dividends and distributions from our subsidiaries, and we may be unable to distribute dividends to our shareholders to the extent we do not receive dividends from our subsidiaries.
We are a holding company that has no substantial operations of our own and, accordingly, we rely primarily on cash dividends or distributions from our operating subsidiaries to pay our operating expenses and any dividends that we may pay to shareholders. The payment of dividends by our insurance and reinsurance subsidiaries is limited under the laws and regulations of its applicable domicile. These regulations stipulate the maximum amount of annual dividends or other distributions available to shareholders without prior approval of the relevant regulatory authorities. As a result of such regulations, we may not be able to pay our operating expenses as they become due and our payment of future dividends to shareholders may be limited.
The payment of dividends by our subsidiaries to us is limited by statute. In general, the laws and regulations applicable to our U.S. insurance subsidiaries limit the aggregate amount of dividends or other distributions that they may declare or pay within any 12 month period without advance regulatory approval. In Ohio, the domiciliary state of Falls Lake National and James River Insurance, this limitation is the greater of statutory net income for the preceding calendar year or 10% of the statutory surplus at the end of the preceding calendar year, provided that such dividends may only be paid out of earned surplus of each of the companies, without obtaining regulatory approval. In North Carolina, the domiciliary state of Stonewood Insurance, this limitation is the greater of statutory net income excluding realized capital gains for the preceding calendar year or 10% of the statutory surplus at the end of the preceding calendar year, provided that such dividends may only be paid out of unassigned surplus without obtaining regulatory approval. In Virginia, the domiciliary state of James River Casualty, this limitation is the greater of statutory net income excluding realized capital gains for the preceding calendar year or 10% of the statutory surplus at the end of the preceding calendar year, provided that such dividends may only be paid out of unassigned surplus without obtaining regulatory approval. In California, the domiciliary state of Falls Lake Fire and Casualty Company, this limitation is the greater of statutory net income for the preceding calendar year or 10% of the statutory surplus at the end of the preceding calendar year, provided that such dividends may only be paid out of unassigned surplus without obtaining regulatory approval. In addition, insurance regulators have broad powers to prevent reduction of statutory surplus to inadequate levels and could refuse to permit the payment of dividends calculated under any applicable formula. In addition, dividends paid by our U.S. subsidiaries to our U.K. holding company are subject to a 5% withholding tax by the IRS. Under U.K. domestic law, no withholding tax is applied to dividends paid by U.K. tax resident companies.

Carolina Re and JRG Re, which are domiciled in Bermuda, are registered as a Class 3A and Class 3B, respectively, insurer under the Insurance Act. The Insurance Act, the conditions listed in the insurance license and the applicable approvals issued by the BMA provide that Carolina Re and JRG Re are required to maintain a combined minimum statutory solvency margin of approximately $172.9 million as of December 31, 2020. A Class 3A and a Class 3B insurer is prohibited from declaring or paying a dividend if it fails to meet, before or after declaration or payment of such dividend, its: (i) requirements under the Companies Act, (ii) minimum solvency margin, (iii) enhanced capital requirement or (iv) minimum liquidity ratio. If a Class 3A or Class 3B insurer fails to meet its minimum solvency margin or minimum liquidity ratio on the last day of any financial year, it is prohibited from declaring or paying any dividends during the next financial year without the approval of the BMA. In addition, Carolina Re, as a Class 3A insurer, and JRG Re, as a Class 3B insurer, is prohibited from declaring or paying in any financial year dividends of more than 25% of its total statutory capital and surplus (as shown on its previous financial year’s statutory balance sheet) unless it files (at least seven days before payment of such dividends) with the BMA an affidavit signed by at least two directors (one of whom must be a Bermuda resident director if any of the insurer’s directors are resident in Bermuda) and the principal representative stating that it will continue to meet its solvency margin and minimum liquidity ratio. Where such an affidavit is filed, it shall be available for public inspection at the offices of the BMA.
The inability of our subsidiaries to pay dividends or make distributions to us, including as a result of regulatory or other restrictions, may prevent us from paying our expenses or paying dividends to our shareholders.
Risks Relating to this Offering and Ownership of Our Common Shares
The price of our common shares may fluctuate significantly and you could lose all or part of your investment.
Volatility in the market price of our common shares may prevent you from being able to sell your common shares at or above the price you paid for your common shares in this offering. The market price for our common shares could fluctuate significantly for various reasons, including, without limitation:
•
our operating and financial performance and prospects;

•
our quarterly or annual earnings or earnings estimates, or those of other companies in our industry;

•
failure to meet external expectations or management guidance;

•
market reaction to adverse loss reserve development, including the adverse development announced for the first quarter of 2021;

•
the loss of one or more individually large clients, and its impact on our growth rate, profitability and financial condition;

•
adverse regulatory or rating agency action;

•
exposure to capital market risks related to changes in interest rates, realized investment losses, credit spreads, equity prices, foreign exchange rates and performance of insurance-linked investments;

•
our creditworthiness, financial condition, performance and prospects;

•
termination of payment of dividends on our common shares, or payment of a reduced amount of dividends;

•
actual or anticipated growth rates relative to our competitors;

•
perceptions of the investment opportunity associated with our common shares relative to other investment alternatives;

•
speculation by the investment community regarding our business;

•
future announcements concerning our business or our competitors’ businesses;

•
the public’s reaction to our press releases, other public announcements and filings with the SEC;

•
changes in accounting standards, policies, guidance, interpretations or principles;

•
market and industry perception of our success, or lack thereof, in pursuing our strategy;

•
strategic actions by us or our competitors, such as acquisitions, restructurings, significant contracts or joint ventures;

•
catastrophes that are perceived by investors as impacting the insurance and reinsurance market in general;

•
changes in laws or government regulation, including tax or insurance laws and regulations;

•
potential characterization of us as a PFIC;

•
general market, economic and political conditions;

•
changes in conditions or trends in our industry, geographies or customers;

•
arrival and departure of key personnel;

•
the number of common shares that are publicly traded;

•
the offering and issuance of common shares by us, or sales of common shares by our directors or executive officers; and

•
adverse resolution of litigation against us.

In addition, stock markets, including the NASDAQ Stock Market (the market on which our common shares are traded), have experienced price and volume fluctuations that have affected and continue to affect the market prices of equity securities issued by many companies, including companies in our industry. In the past, some companies that have had volatile market prices for their securities have been subject to class action or derivative lawsuits. The filing of a lawsuit against us, regardless of the outcome, could have a negative effect on our business, as it could result in substantial legal costs and a diversion of management’s attention and resources.
As a result of the factors described above, shareholders may not be able to resell their common shares at or above their purchase price or may not be able to resell them at all. These market and industry factors may materially reduce the market price of our common shares, regardless of our operating performance.
Our bye-laws permit non-employee members of our board of directors and their affiliates to compete with us, which may result in conflicts of interest.
Our bye-laws provide that members of our board of directors (other than those who are our officers, managers or employees) and their affiliates do not have any duty to (i) communicate or present to the Company any investment or business opportunity or prospective transaction or arrangement in which the Company may have any interest or expectancy or (ii) refrain from engaging, directly or indirectly, in the same business activities or similar business activities or lines of business in which we operate. Our bye-laws will not restrict our non-employee directors, or their affiliates from acquiring and holding interests in businesses that compete directly or indirectly with us. Our non-employee directors and their affiliates may also pursue acquisition opportunities that may be complementary to our business and, as a result, those acquisition opportunities may not be available to us. These potential conflicts of interest could have a material adverse effect on our business, financial condition, results of operations or prospects if we are unable to pursue attractive corporate opportunities because they are allocated by our non-employee directors to themselves or their affiliates instead of being presented to us.
Dividends paid by our U.S. subsidiaries to James River UK may not be eligible for benefits under the U.S.-U.K. income tax treaty.
Under U.S. federal income tax law, dividends paid by a U.S. corporation to a non-U.S. shareholder are generally subject to a 30% withholding tax, unless reduced by treaty. The income tax treaty between the United Kingdom and the United States (the “U.K. Treaty”) reduces the rate of withholding tax on certain dividends to 5%. Were the IRS to contend successfully that James River UK is not eligible for benefits under the U.K. Treaty, any dividends paid by James River Group, Inc., our U.S. holding company, to James River UK would be subject to the 30% withholding tax. Such a result would substantially reduce the amount of dividends that our shareholder may receive.

If securities or industry analysts do not continue to publish research or publish misleading or unfavorable research about our business, our common share price and trading volume could decline.
The trading market for our common shares depends in part on the research and reports that securities or industry analysts publish about our business. If one or more of these analysts downgrades our shares or publishes misleading or unfavorable research about our business, our share price would likely decline. If one or more of these analysts ceases coverage of our Company or fails to publish reports on us regularly, demand for our shares could decrease, which could cause our share price or trading volume to decline.
Future sales of our common shares, or the possibility of such sales, may cause the trading price of our common shares to decline and could impair our ability to raise capital through subsequent equity offerings.
Future sales of substantial amounts of our common shares in the public market, or the perception that these sales could occur, could cause the market price of our common shares to decline and impair our ability to raise capital through the sale of additional shares.
In the future, we may issue additional common shares or other equity or debt securities convertible into common shares in connection with a financing, acquisition or employee arrangement or otherwise. Any of these issuances could result in substantial dilution to our existing shareholders and could cause the trading price of our common shares to decline.
Our bye-laws and provisions of Bermuda law may impede or discourage a change of control transaction, which could deprive our investors of the opportunity to receive a premium for their shares.
Our bye-laws and provisions of Bermuda law to which we are subject contain provisions that could discourage, delay or prevent “change of control” transactions or changes in our board of directors and management that certain shareholders may view as beneficial or advantageous. These provisions include, among others:
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the total voting power of any U.S. person owning more than 9.5% of our common shares will be reduced to 9.5% of the total voting power of our common shares, excluding shareholders that held more than 9.5% of our common shares on the day of completion of our initial public offering;

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our board of directors has the authority to issue preferred shares without shareholder approval, which could be used to dilute the ownership of a potential hostile acquirer;

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our shareholders may only remove directors for cause;

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there are advance notice requirements for shareholders with respect to director nominations and actions to be taken at annual meetings; and

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under Bermuda law, for so long as JRG Re and Carolina Re are registered under the Insurance Act, the BMA may object to a person holding more than 10%, 20%, 33% or 50% of our common shares if it appears to the BMA that the person is not or is no longer fit and proper to be such a holder (See “There are regulatory limitations on the ownership and transfer of our common shares.” risk factor herein).

The foregoing factors could impede a merger, takeover or other business combination, which could reduce the market value of our shares.
We may repurchase your common shares without your consent.
Under our bye-laws and subject to Bermuda law, we have the option, but not the obligation, to require a shareholder, other than shareholders holding more than 9.5% of our common shares on the day of completion of our initial public offering, to sell to us at fair market value the minimum number of common shares which is necessary to avoid or cure any adverse tax consequences or materially adverse legal or regulatory treatment to us, our subsidiaries or our shareholders, if our board of directors reasonably determines, in good faith, that failure to exercise this option would result in such adverse consequences or treatment.

Bermuda law differs from the laws in effect in the United States and may afford less protection to holders of our shares.
We are organized under the laws of Bermuda. As a result, our corporate affairs are governed by the Companies Act, which differs in some material respects from laws typically applicable to U.S. corporations and shareholders, including the provisions relating to interested directors, amalgamations, mergers and acquisitions, takeovers, shareholder lawsuits and indemnification of directors. Generally, the duties of directors and officers of a Bermuda company are owed to the company only. Shareholders of Bermuda companies typically do not have rights to take action against directors or officers of the company and may only do so in limited circumstances. Class actions are not available under Bermuda law. The circumstances in which derivative actions may be available under Bermuda law are substantially more proscribed and less clear than they would be to shareholders of U.S. corporations. The Bermuda courts, however, would ordinarily be expected to permit a shareholder to commence an action in the name of a company to remedy a wrong to the company where the act complained of is alleged to be beyond the corporate power of the company or illegal, or would result in the violation of the company’s memorandum of association or bye-laws. Furthermore, consideration would be given by a Bermuda court to acts that are alleged to constitute a fraud against minority shareholders or, for instance, where an act requires the approval of a greater percentage of the company’s shareholders than that which actually approved it.
When the affairs of a company are being conducted in a manner that is oppressive or prejudicial to the interests of some shareholders, one or more shareholders may apply to the Supreme Court of Bermuda, which may make such order as it sees fit, including an order regulating the conduct of the company’s affairs in the future or ordering the purchase of the shares of any shareholders by other shareholders or by the company. Additionally, under our bye-laws and as permitted by Bermuda law, each shareholder has waived any claim or right of action against our directors or officers for any action taken by directors or officers in the performance of their duties, except for actions involving fraud or dishonesty. In addition, the rights of holders of our common shares and the fiduciary responsibilities of our directors under Bermuda law are not as clearly established as under statutes or judicial precedent in existence in jurisdictions in the United States, particularly the State of Delaware. Therefore, holders of our common shares may have more difficulty protecting their interests than would shareholders of a corporation incorporated in a jurisdiction within the United States.
There are regulatory limitations on the ownership and transfer of our common shares.
Common shares may be offered or sold in Bermuda only in compliance with the provisions of the Investment Business Act 2003 and the Exchange Control Act 1972 and related regulations of Bermuda, which regulate the sale of securities in Bermuda. In addition, the permission of the BMA is required under the provisions of the Exchange Control Act 1972 and related regulations for all issuances and transfers of shares of Bermuda companies to or from a non-resident of Bermuda for exchange control purposes, other than where the BMA has granted a general permission. The BMA, in its notice to the public dated June 1, 2005 has granted a general permission for the issue and subsequent transfer of any securities of a Bermuda company from and/or to a non-resident of Bermuda for exchange control purposes for so long as any “equity securities” of such company are listed on an appointed stock exchange, which includes the NASDAQ Stock Market. This general permission will apply to our common shares, but would cease to apply if we were to cease to be listed on the NASDAQ Stock Market.
In connection with our initial public offering, we received consent from the BMA to issue and transfer freely any of our shares, options, warrants, depository receipts, rights loan notes, debt instruments or other securities to and among persons who are either residents or non-residents of Bermuda for exchange control purposes.
The Insurance Act requires that where the shares of the registered insurer, or the shares of its parent company, are traded on a recognized stock exchange, and a person becomes a 10%, 20%, 33% or 50% shareholder controller of the insurer, that person shall, within 45 days, notify the BMA in writing that he has become such a controller. In addition, a person who is a shareholder controller of a Class 3A or Class 3B insurer whose shares or the shares of its parent company (if any) are traded on a recognized stock exchange must serve on the BMA a notice in writing that he has reduced or disposed of his holding in the insurer where the proportion of voting rights in the insurer held by him will have reached or has fallen below 10%,

20%, 33% or 50% as the case may be, not later than 45 days after such disposal. This requirement will apply to us as long as our shares are listed on the NASDAQ Stock Market or another stock exchange recognized by the BMA. The BMA may, by written notice, object to a person holding 10%, 20%, 33% or 50% of our common shares if it appears to the BMA that the person is not fit and proper to be such a holder. The BMA may require the holder to reduce its shareholding in us and may direct, among other things, that the voting rights attaching to its shares shall not be exercisable. A person that does not comply with such a notice or direction from the BMA will be guilty of an offense.
JRG Re and Carolina Re are also required to notify the BMA in writing in the event any person has become or has ceased to be a controller or an officer of it (an officer includes a director, chief executive or senior executive performing duties of underwriting, actuarial, risk management, compliance, internal audit, finance or investment matters).
Except in connection with the settlement of trades or transactions entered into through the facilities of the NASDAQ Stock Market, our board of directors may generally require any shareholder or any person proposing to acquire our common shares to provide the information required under our bye-laws. If any such shareholder or proposed acquiror does not provide such information, or if our board of directors has reason to believe that any certification or other information provided pursuant to any such request is inaccurate or incomplete, our board of directors may decline to register any transfer or to effect any issuance or purchase of our common shares to which such request is related.
In addition, the insurance holding company laws and regulations of the states in which our insurance companies are domiciled generally require that, before a person can acquire direct or indirect control of an insurer domiciled in the state, and in some cases prior to divesting its control, prior written approval must be obtained from the insurer’s domiciliary state insurance regulator. These laws may discourage potential acquisition proposals and may delay, deter or prevent an investment in or a change of control involving us, or one or more of our regulated subsidiaries, including transactions that our management and some or all of shareholders might consider desirable. Pursuant to applicable laws and regulations, “control” over an insurer is generally presumed to exist if any person, directly or indirectly, owns, controls, holds the power to vote or holds proxies representing, 10% or more of the voting securities of that reinsurer or insurer. Indirect ownership includes ownership of the Company’s common shares.
We cannot assure you that we will declare or pay dividends on our common stock in the future.
The declaration, payment and amount of dividends is subject to the discretion of our board of directors. Our board of directors may take into account a variety of factors when determining whether to declare any dividends, including (1) our financial condition, liquidity, results of operations (including our ability to generate cash flow in excess of expenses and our expected or actual net income), retained earnings and collateral and capital requirements, (2) general business conditions, (3) legal, tax and regulatory limitations, (4) contractual prohibitions and other restrictions, (5) the effect of a dividend or dividends upon our financial strength ratings and (6) any other factors that our board of directors deems relevant. We cannot assure you that we will continue to pay dividends in the future, or that the amount of any such dividend will not decline from prior dividends we have paid.

USE OF PROCEEDS
We estimate that the net proceeds to us from the sale of the common shares offered by us, after deducting underwriting discounts and commissions and estimated offering expenses, will be approximately $166.6 million, or $191.6 million if the underwriters’ option to purchase additional common shares is exercised in full.
We intend to use the net proceeds from sales of common shares offered by us pursuant to this prospectus supplement for general corporate purposes.

DIVIDEND POLICY
During the second quarter, we declared a dividend of $0.30 per share payable on June 30, 2021 to shareholders of record on June 14, 2021. We have paid dividends of $0.30 per share in each quarter since the first quarter of 2017.
We are a holding company that has no substantial operations of our own, and we rely primarily on cash dividends or distributions from our subsidiaries to pay our operating expenses and dividends to shareholders. The payment of dividends by our insurance and reinsurance subsidiaries is limited under the laws and regulations of their respective domicile. These regulations stipulate the maximum amount of annual dividends or other distributions available to shareholders without prior approval of the relevant regulatory authorities. Additionally, dividends from our U.S. subsidiaries to our U.K. intermediate holding company are subject to a 5% withholding tax by the IRS. Under U.K. domestic law, no withholding tax is applied to dividends paid by U.K. tax resident companies. As a result of such regulations, or a change in applicable tax law, we may not be able to pay our operating expenses as they become due and our payment of future dividends to shareholders may be limited. See “Risks Relating to this Offering and Ownership of Our Common Shares—We depend upon dividends and distributions from our subsidiaries, and we may be unable to distribute dividends to our shareholders to the extent we do not receive dividends from our subsidiaries,” and “—Dividends paid by our U.S. subsidiaries to James River UK may not be eligible for benefits under the U.S.-U.K. income tax treaty”.
The declaration, payment and amount of future dividends is subject to the discretion of our board of directors. Our board of directors will give consideration to various risks and uncertainties, including those discussed under the headings “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and elsewhere in our the Annual Report on Form 10-K for the year ended December 31, 2020, and our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2021, each of which is incorporated by reference in this prospectus supplement and the accompanying prospectus, when determining whether to declare and pay dividends, as well as the amount thereof. Our board of directors may take into account a variety of factors when determining whether to declare any future dividends, including (1) our financial condition, liquidity, results of operations (including our ability to generate cash flow in excess of expenses and our expected or actual net income), retained earnings and collateral and capital requirements, (2) general business conditions, (3) legal, tax and regulatory limitations, (4) contractual prohibitions and other restrictions, (5) the effect of a dividend or dividends upon our financial strength ratings and (6) any other factors that our board of directors deems relevant.

TAX CONSIDERATIONS
Bermuda Tax Considerations
The Bermuda Minister of Finance, under the Exempted Undertakings Tax Protection Act 1966 of Bermuda, as amended, has given us an assurance that if any legislation is enacted in Bermuda that would impose tax computed on profits or income, or computed on any capital asset, gain or appreciation, or any tax in the nature of estate duty or inheritance tax, then the imposition of any such tax will not be applicable to us or any of our operations, shares, debentures or other obligations until March 31, 2035, except insofar as such tax applies to persons ordinarily resident in Bermuda or to any taxes payable by us in respect of real property owned or leased by us in Bermuda. We cannot assure you that we will not be subject to any Bermuda tax after March 31, 2035.
United Kingdom Tax Considerations
James River Group Holdings UK Limited, a holding company incorporated under the laws of England and Wales (“James River UK”), should be treated as taxable in the U.K.
We intend to operate in such a manner so that none of our companies other than those companies incorporated in the U.K. should be resident in the U.K. for tax purposes or have a permanent establishment in the U.K. Accordingly, we expect that none of our companies other than James River UK should be subject to U.K. taxation. However, since applicable law and regulations do not conclusively define the activities that constitute conducting business in the U.K. through a permanent establishment, the U.K. HM Revenue & Customs might contend successfully that one or more of our other companies is conducting business in the U.K. through a permanent establishment in the U.K., and therefore such entities could become subject to U.K. taxation.
U.S. Federal Income Tax Considerations
The following discussion summarizes certain U.S. federal income tax considerations relating to the Company and its subsidiaries and to buying, holding and selling common shares of the Company sold in this offering. The legal conclusions as to matters of U.S. federal income tax law included in this discussion are, subject to the limitations, qualifications and assumptions set forth below, the opinion of our tax counsel, Bryan Cave Leighton Paisner LLP. This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), applicable Treasury regulations promulgated under the Code (the “Regulations”), court decisions, administrative interpretations and the Convention Between the Government of the United States of America and the Government of the United Kingdom of Great Britain and Northern Ireland (On Behalf of the Government of Bermuda) Relating to the Taxation of Insurance Enterprises and Mutual Assistance in Tax Matters (the “Bermuda Treaty”), all as currently in effect. Court decisions and administrative interpretations are not necessarily binding on the Internal Revenue Service (the “IRS”). The Code, Regulations, administrative interpretations, court decisions and the Bermuda Treaty are subject to change, possibly with retroactive effect. Future legislative, judicial or administrative changes could affect the information, beliefs and conclusions in this summary. No advance ruling has been or will be sought from the IRS regarding any matter discussed in this prospectus. Unless otherwise expressly provided herein, the tax consequences under U.S. state and local tax laws and foreign tax laws are not addressed. This discussion is not a complete analysis of all of the tax considerations that may be relevant to the decision to acquire our common shares.
Unless otherwise expressly stated herein, this discussion only addresses U.S. federal income tax considerations relevant to a “U.S. person” (as defined below) who holds our common shares as “capital assets” within the meaning of Section 1221 of the Code (a “U.S. Holder”). Unless otherwise expressly stated herein, references to our common shares refer only to the common shares issued in this offering. Unless otherwise noted, this discussion does not address aspects of U.S. federal income taxation that may be relevant to a shareholder that is subject to special rules such as:
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an investor that is not a citizen or resident of the United States;

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a financial institution or insurance company;

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a mutual fund;

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a tax-exempt organization;

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a broker or dealer in securities or foreign currencies;

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an investor that holds common shares not issued in this offering;

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a trader in securities that elects to apply a mark to market method of tax; or

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a shareholder that holds our common shares as part of a hedge, appreciated financial position, straddle, conversion or other risk reduction transaction.

For the purposes of this discussion, a “U.S. person” means an investor who beneficially owns one or more of our common shares and who is:
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an individual citizen or resident of the United States;

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a partnership or a corporation or other entity treated as a corporation for U.S. federal income tax purposes that was created or organized in the United States or under the laws of the United States or of any political subdivision thereof;

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an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source; or

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any trust if: (i) a court within the United States is able to exercise primary supervision over the administration of the trust and (ii) one or more U.S. persons have the authority to control all substantial decisions of the trust.

If a partnership holds our common shares, the tax treatment of a partner in such partnership generally will depend on the status of the partner and the activities of the partnership. Prospective investors that are partnerships or partners in a partnership are strongly urged to consult their own tax advisors regarding the particular consequences of owning our common shares.
The ongoing effect of the 2017 Tax Act may have a significant impact on the Company
Public Law No. 115-97, enacted in December 2017 and informally titled the Tax Cuts and Jobs Act (the “Tax Act”), introduced significant changes to the Code. The Tax Act contained many provisions that impact us and our shareholders, including provisions that impose a base erosion and anti-abuse tax (“BEAT”) on income of a U.S. corporation determined without regard to certain otherwise deductible payments made to certain foreign affiliates (including premium or other consideration paid or accrued to a related foreign reinsurance company for reinsurance), broaden the definition of United States shareholder for purposes of the controlled foreign corporation (“CFC”) rules, and make it more difficult for a foreign insurance company to avoid being treated as a passive foreign investment company (“PFIC”).
There is continued uncertainty regarding how these and other provisions of the Tax Act will be interpreted, although guidance in proposed and final forms has been released with respect to certain provisions of the Tax Act, including certain BEAT and PFIC provisions, that may impact the Company. The ultimate impact of the Tax Act may differ from the Company’s description below due to changes in interpretations, as well as additional regulatory guidance that may be issued. Given the complexity of the Tax Act, you are strongly encouraged to consult your own tax advisor regarding its potential impact on the U.S. federal income tax consequences to you considering your particular circumstances.
Base Erosion and Anti-Abuse Tax.   The Tax Act’s BEAT provision imposes a minimum tax on “applicable taxpayers,” which are generally corporations that are part of a group with at least $500 million of applicable annual gross receipts and that make certain payments to related foreign persons, including payments that are deductible for U.S. tax purposes, payments to purchase depreciable or amortizable property, and reinsurance payments. BEAT subjects the “modified taxable income” of an applicable taxpayer to tax at a rate of 10% in 2021-2025, and 12.5% in 2026 and thereafter. In general, modified taxable income is calculated by adding back to a taxpayer’s regular taxable income the amount of certain “base erosion tax benefits” with respect to certain “base erosion payments” to foreign affiliates, as well as the “base erosion percentage” of any net operating loss deductions. BEAT applies to the extent it exceeds a taxpayer’s regular corporate income tax liability (determined without regard to certain tax credits).

The IRS and U.S. Department of the Treasury released final Regulations regarding BEAT in December 2019 and October 2020, which provide guidance related to the mechanics of determining, among other things, the classification as an “applicable taxpayer,” a taxpayer’s “base erosion payments,” and a taxpayer’s “modified taxable income,” as well as the application of those concepts in context of certain arrangements between domestic reinsurance companies and foreign related insurance companies. We have analyzed the Regulations and have concluded that we will be subject to additional tax if regular U.S. income tax does not exceed a minimum amount. In response to the Tax Act, we made changes to our structure in 2018 to minimize the impact of BEAT. The applicability of BEAT depends on a number of factors and the extent to which we may be subject to BEAT in future periods as a result of changes in interpretations, as well as additional regulatory guidance that may be issued, is currently unknown.
U.S. Federal Income Taxation of the Company, JRG Re, James River UK, and Carolina Re
The Company, JRG Re, and James River UK (each a “Foreign Company,” and together, the “Foreign Companies”) are foreign corporations for U.S. federal income tax purposes. Carolina Re is incorporated under the laws of Bermuda, but is taxed as a U.S. domestic corporation as a result of an election under Section 953(d) of the Code. We believe that the activities of each of the Foreign Companies, as contemplated, will not constitute being engaged in the conduct of a trade or business within the United States, although there can be no assurance the IRS will not successfully assert that any of the Foreign Companies is engaged in the conduct of a trade or business within the United States. Because the Company believes that each of the Foreign Companies will not be engaged in the conduct of a trade or business within the United States, the Company does not expect any of the Foreign Companies to be subject to U.S. federal income tax, except as described below.
The determination as to whether the Foreign Companies are engaged in the conduct of a trade or business within the United States is factual in nature and must be made annually. Neither the Code nor the applicable Regulations provide a general definition of what constitutes being engaged in the conduct of a trade or business within the United States, and the limited case law on the subject does not provide definitive guidance. The case law that exists generally provides that a foreign corporation will be treated as engaged in the conduct of a trade or business within the United States if it regularly and continuously carries out business activities in the United States.
If the Foreign Companies were deemed to be engaged in the conduct of a trade or business within the United States, such entities generally would become subject to U.S. federal income tax on their taxable income treated as “effectively connected” to such trade or business and such income would be taxed at regular corporate rates, subject to the application of the Bermuda Treaty, discussed below. In addition, the Foreign Companies would become subject to U.S. branch profits tax on their earnings and profits that are both “effectively connected” with their trade or business in the United States, with certain adjustments, and deemed repatriated out of the United States. The highest marginal U.S. federal income tax rates currently are 21% for a corporation’s effectively connected income and 30% for the “branch profits” tax. The U.S. federal income tax liability of the Foreign Companies would generally be computed in the same manner that applies to the income of a U.S. corporation, except that deductions and credits would generally only be available for tax years where U.S. income tax returns were filed. If the Foreign Companies were deemed to be engaged in the conduct of a trade or business within the United States, then such entities may be subject to penalties if they fail to file tax returns.
The United States and Bermuda currently are parties to the Bermuda Treaty, which is applicable to insurance enterprises resident in Bermuda. If JRG Re is entitled to the benefits under the Bermuda Treaty, JRG Re would not be subject to U.S. federal income tax on any income found to be effectively connected with the conduct of a trade or business within the United States unless that trade or business is conducted through a permanent establishment in the United States. Whether business is being conducted in the United States through a permanent establishment is an inherently factual determination. The Company and JRG Re intend for JRG Re to conduct its activities in such a manner as to minimize the risk that the Company and JRG Re will be considered as having a permanent establishment in the United States, although there can be no assurance that they will achieve this result. An insurance enterprise resident in Bermuda generally will be entitled to the benefits of the Bermuda Treaty if  (i) more than 50% of its common shares are owned beneficially, directly or indirectly, by individual residents of the United States or Bermuda or U.S. citizens and (ii) its income is not used in substantial part, directly or indirectly, to make disproportionate distributions to, or to meet certain liabilities of, persons who are neither residents of either the United States or Bermuda nor U.S. citizens (the “Bermuda Treaty Benefits Test”). The Company believes that JRG Re (i) is currently entitled to the benefits under the Bermuda Treaty as an insurance enterprise and (ii) will satisfy the Bermuda Treaty Benefits Test. However, the ownership of the Company’s common shares may change, and we cannot assure you that the JRG Re is or will continue to be entitled to the benefits under the Bermuda Treaty.
Even if the Foreign Companies are not engaged in the conduct of a trade or business within the United States, they will be subject to U.S. federal income tax on certain fixed or determinable annual or periodic gains, profits and income, such as dividends and certain interest on investments, if any, from sources within the United States. Generally, this tax is imposed by withholding 30% of the payments, or deemed payments, to the Foreign Companies that are subject to this tax, and is eliminated with respect to certain types of U.S. source income, such as interest on certain debt instruments. Withholding tax may also be reduced or eliminated by treaty. If the Foreign Companies are treated as engaged in the conduct of a trade or business within the United States, the 30% withholding tax only applies to payments that are not effectively connected with such trade or business. In addition, dividends paid by our U.S. subsidiaries to James River UK may be subject to the same withholding tax, which, if applicable, may adversely affect our ability to deploy our capital in a tax efficient manner. However, the Convention Between the Government of the United States of America and the Government of the United Kingdom of Great Britain and Northern Ireland for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and on Capital Gains (the “UK Treaty”) may reduce the rate of withholding tax on certain dividends to 5%.
The United States imposes an excise tax on insurance and reinsurance premiums paid to non-U.S. insurers or reinsurers with respect to insureds located in the United States, except to the extent waived by an applicable tax treaty. The applicable tax rates are 4% for direct casualty insurance and 1% for reinsurance premiums.
U.S. Federal Taxation of Dividends and Other Distributions on Our Common Shares
Subject to the discussion below regarding PFICs, CFCs and related person insurance income, cash distributions paid with respect to common shares of the Company will constitute ordinary dividend income to a U.S. Holder to the extent paid out of current or accumulated earnings and profits, and U.S. Holders generally will be subject to U.S. federal income tax upon receipt of such dividends. To the extent the amount of the distribution exceeds the current and accumulated earnings and profits of the Company, such excess will be treated first as a tax-free return of tax basis in the common shares, and then, to the extent such excess amount exceeds tax basis in the common shares, as capital gain and will be treated as described below in the section relating to the disposition of our common shares.
Dividends paid by the Company to certain non-corporate U.S. Holders (including individuals) generally will be taxable at lower rates if the dividends constitute “qualified dividend income,” we are a “qualified foreign corporation,” and other conditions discussed below are met. A non-U.S. corporation is treated as a qualified foreign corporation (i) with respect to dividends paid by that corporation on shares that are readily tradable on an established securities market in the United States (such as the NASDAQ Stock Market) or (ii) if such non-U.S. corporation is eligible for the benefits of a qualifying income tax treaty with the United States that includes an exchange of information program. However, a non-U.S. corporation will not be treated as a qualified foreign corporation if it is a PFIC in the taxable year in which the dividend is paid or the preceding taxable year. We believe, but we cannot assure you, that dividends we pay on our common shares generally should, subject to applicable limitations, be eligible for such reduced rates of taxation since our stock is readily tradable on the NASDAQ Stock Market, and we are not a PFIC.
Even if we are treated as a qualified foreign corporation, a non-corporate U.S. Holder will not be eligible for reduced rates of taxation if it does not hold our common shares for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date or if such U.S. Holder elects to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code. In addition, the reduced rate will not apply to dividends of a qualified foreign corporation if the non-corporate U.S. Holder receiving the dividend is obligated to make related payments with respect to positions in substantially similar or related property.

Any dividends paid will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.
As discussed under “—Medicare Tax” below, certain U.S. Holders that are individuals, estates or trusts may be subject to an additional tax at the rate of 3.8% on all or a portion of their “net investment income,” which may include all or a portion of their income arising from a distribution with respect to our common shares.
Dispositions of Our Common Shares
Generally, the difference between a U.S. Holder’s basis in its shares and the amount realized on the sale, exchange or other disposition of its shares will be includible in gross income as capital gain or loss, subject to the relevant discussion in this summary relating to the potential application of the CFC and PFIC rules and Section 1248 of the Code. If a U.S. Holder’s holding period for its shares is more than one year, any gain will generally be subject to U.S. federal income tax at the rates applicable to long-term capital gain, subject to the PFIC provisions discussed below.
Under Section 1248 of the Code, any gain from the sale or exchange by a U.S. 10% Shareholder (as defined under “—Controlled Foreign Corporation” below) of shares in a CFC may be treated as a dividend to the extent of the CFC’s earnings and profits during the period that the shareholder held the shares, subject to certain adjustments. If gain from the sale or exchange of our common shares is recharacterized as dividend income under Section 1248 of the Code, the gain may be treated as “qualified dividend income” to non-corporate taxpayers and eligible for a reduced rate of taxation, subject to the public trading and holding period requirements discussed above and PFIC provisions discussed below.
Section 1248 also applies to the sale or exchange of shares by a U.S. Holder in a foreign corporation that earns RPII (as defined under “—Related Person Insurance Income” below) and is characterized as a CFC under the RPII rules if the foreign corporation would be taxed as an insurance company if it were a U.S. corporation. Such dividend treatment applies to a U.S. Holder subject to the RPII rules regardless of whether such U.S. person is a U.S. 10% Shareholder or whether the CFC meets either one of the first two RPII exceptions described below (i.e., the 20% ownership exception and the RPII 20% gross income exception). The RPII Proposed Regulations (as defined under “—Uncertainty as to Application of the CFC and RPII Rules” below) do not specifically address whether Section 1248 of the Code applies when an upper tier foreign corporation does not earn RPII directly and does not have U.S. 10% Shareholders but such foreign corporation has an insurance company subsidiary that is a CFC for purposes of requiring U.S. Holders to take RPII into account.
The Company believes that it would be reasonable for a U.S. Holder to take the position that Section 1248 of the Code should not apply to dispositions of our common shares because the Company should not be a CFC, as discussed below under “—Controlled Foreign Corporation”. However, there can be no assurance that the IRS will interpret the RPII Proposed Regulations in this manner or that the Treasury Department will not amend such Regulations, or issue other Regulations, to provide that Section 1248 of the Code applies to dispositions of our common shares.
Potential investors are strongly urged to consult their own tax advisors regarding the application of these provisions to the disposition of our common shares.
Passive Foreign Investment Companies
In general, a foreign corporation is treated as a PFIC if 75% or more of its gross income constitutes “passive income” or 50% or more of its assets produce, or are held for the production of, passive income. For purposes of the PFIC tests, “passive income” generally includes interest, dividends, annuities and other investment income. Under a look-through rule, we will also be treated as owning a proportionate share of the assets and income of any other corporation of which we are a 25% or greater shareholder (by value).
The PFIC rules include provisions intended to provide an exception for qualifying insurance corporations (“QIC”) engaged in the active conduct of an insurance business (the “Insurance Company Exception”). Generally, a QIC is a company (i) that would be subject to tax under special provisions related to insurance companies if the company was a U.S. entity, and (ii) the applicable insurance liabilities of which constitute more than 25% of its total assets as reported on the company’s applicable financial statement. The Insurance Company Exception is intended to ensure that income derived by a bona fide insurance company is not treated as passive income. Specifically, for purposes of applying the PFIC look-through rule, (i) passive income does not include income that a QIC derives in the active conduct of an insurance business or income of a qualifying domestic insurance corporation (“QDIC”) (generally, a U.S. corporation with respect to which the look-through rule applies that is taxable as an insurance company and is subject to U.S. federal income tax on its net income), and (ii) passive assets do not include assets of a QIC available to satisfy liabilities of the QIC related to its insurance business, if the QIC is engaged in the active conduct of an insurance business, or assets of a QDIC (subject to certain limitations set forth in the recently released proposed Regulations). In December 2020, the IRS and U.S. Department of the Treasury released final Regulations and proposed Regulations that provide guidance regarding the PFIC rules and the Insurance Company Exception. More specifically, the complex Regulations provide, among other things, clarity on the application of “applicable insurance liabilities” and the “applicable financial statement,” as well as the requirements to be engaged in the “active conduct” of an insurance business.
Under the proposed Regulations, a QIC is engaged in the active conduct of an insurance business if it satisfies either (i) a factual requirements test or (ii) an active conduct percentage test. To satisfy the factual requirements test, a QIC’s officers and employees must carry out substantial managerial and operational activities on a regular and continuous basis with respect to all of its core functions and perform virtually all of the active decision-making functions relevant to underwriting. Core functions generally include underwriting, investment, contract and claim management, and sales activity. To satisfy the active conduct percentage test, (i) the total costs incurred by a QIC with respect to its officers and employees for services rendered with respect to its core functions (other than investment activities) must equal at least 50% of the total costs incurred for all services rendered with respect to the QIC’s core functions (other than investment activities), and (ii) if any part of a QIC’s core functions (including investment management) is outsourced to an unrelated entity, the QIC’s officers and employees must conduct robust oversight with respect to the outsourced activities.
Regardless whether a QIC satisfies the foregoing active conduct tests, a QIC is not treated as engaged in the active conduct of an insurance business if it has no employees (or a nominal number of employees) and relies exclusively (or almost exclusively) on independent contractors to perform its core functions. In addition, certain securitization vehicles designed to provide a passive investment return (such as vehicles used to issue catastrophe bonds, sidecars, or collateralized reinsurance vehicles, as well as insurance-linked securities funds that invest in securitization vehicles) are also excluded from qualifying under the active conduct tests. The IRS has requested comments on several aspects of the proposed Regulations, which are not effective until adopted in final form. It is uncertain when the proposed Regulations will be finalized, and whether the provisions of any final or temporary Regulations will vary from the proposed Regulations.
We believe that we are not and have not been, and currently do not expect to become, a PFIC for U.S. federal income tax purposes. Our belief that we are not and have not been a PFIC is based, in part, on the fact that we believe that our non-U.S. insurance subsidiaries should be considered QICs engaged in the active conduct of an insurance business, that our U.S. insurance subsidiaries should be considered QDICs, and that none of the income or assets of such insurance subsidiaries should be treated as passive for purposes of the PFIC rules. We are continuing to monitor the final and proposed Regulations, but do not currently expect them to have a material impact on the Company. New Regulations or pronouncements interpreting or clarifying these rules may be forthcoming. We cannot predict what impact, if any, such guidance would have on an investor that is subject to U.S. federal income taxation. As a result, we cannot assure you that we, or one of our subsidiaries, will not be deemed a PFIC by the IRS. If we, or one of our subsidiaries, were considered a PFIC, it could have material adverse tax consequences for an investor that is subject to U.S. federal income taxation.
If we are a PFIC for any taxable year during which we are a CFC and you are a U.S. 10% Shareholder (as defined under “— Controlled Foreign Corporation” below) with respect to us, we generally will not be treated as a PFIC with respect to you for the portion of such taxable year that you are a U.S. 10% Shareholder.
Generally, U.S. Holders of a PFIC are required to file an annual information report on IRS Form 8621 with respect to any PFICs in which they own a direct or indirect interest. Prospective investors are strongly urged to consult with their own tax advisors regarding the application of the PFIC rules to their investment and their particular filing obligations.
Controlled Foreign Corporation
Under the CFC rules of the Code, certain U.S. Holders may under certain circumstances be required to include as ordinary income for United States federal income tax purposes amounts attributable to some or all of our earnings in advance of the receipt of cash attributable to such amounts if the Company or certain of its subsidiaries is a CFC. A non-U.S. corporation generally will be classified as a CFC if U.S. persons, each of whom owns, directly, indirectly, or constructively, at least 10% of the voting power or value of such corporation’s stock (“U.S. 10% Shareholders”), own in the aggregate more than 50% of the voting power or value of the stock of such corporation. The Tax Act eliminated the prohibition on “downward attribution” from non-U.S. persons to U.S. persons under the CFC constructive ownership rules. As a result, our U.S. subsidiaries are deemed to own all of the stock of our non-U.S. subsidiaries (other than James River UK) for purposes of classifying those non-U.S. subsidiaries as CFCs. The legislative history under the Tax Act indicates that this change to the CFC constructive ownership rules was not intended to cause our non-U.S. subsidiaries to be treated as CFCs with respect to a 10% U.S. Shareholder that is not related to our U.S. subsidiary. However, it is not clear whether the IRS or a court would interpret the change made by the Tax Act in a manner consistent with such indicated intent.
Under these rules, if a foreign corporation is a CFC, each U.S. 10% Shareholder who owns directly or indirectly shares of the CFC on the last day of the CFC’s taxable year must annually include in its taxable income its pro rata share of the CFC’s “subpart F income,” even if no distributions are made. In general (subject to the special rules applicable to “related person insurance income” described below), for purposes of taking into account insurance income, a foreign insurance company will be treated as a CFC if U.S. 10% Shareholders collectively own more than 25% of the voting power or value of the company’s shares at any point during any year.
Subpart F income generally includes passive investment income, such as interest, dividends, and certain rent and royalties, and certain insurance income, including underwriting and investment income that is attributable to the issuing or reinsuring of any insurance or annuity contract, and that, absent an exception not expected to apply here, generally would be taxed under the insurance company provisions of the Code if such income were the income of a U.S. insurance company.
In addition, U.S. 10% Shareholders of a CFC may be deemed to receive taxable distributions to the extent the CFC increases the amount of its earnings that are invested in certain specified types of U.S. property. Further, as discussed below under “—Medicare Tax,” an inclusion of subpart F income by a U.S. 10% Shareholder will generally not be treated as a dividend for purposes of calculating the 3.8% tax on “net investment income.”
Potential investors are strongly urged to consult their own tax advisors to determine whether their ownership of our common shares will cause them to become a U.S. 10% Shareholder and the impact of such a classification.
Related Person Insurance Income
A different definition of CFC is applicable in the case of a foreign corporation which earns related person insurance income (“RPII”). RPII is subpart F insurance income of a foreign corporation attributable to insurance policies or reinsurance contracts where the person that is directly or indirectly insured or reinsured is a U.S. person who owns, directly, indirectly through foreign entities, or constructively, any amount of stock in such foreign corporation (a “RPII Shareholder”) or a “related person” (as defined below) to such RPII Shareholder. Generally, for purposes of the RPII rules, a related person is someone who controls or is controlled by a RPII Shareholder or someone who is controlled by the same person or persons which control the RPII Shareholder. Control is defined as ownership, directly or indirectly, of more than 50% of either the value or voting power of the stock of a person after applying certain constructive ownership rules.
For purposes of taking into account RPII, and subject to the exceptions described below, a Foreign Company will be treated as a CFC if U.S. persons collectively own, directly, indirectly, or constructively,

25% or more of the total combined voting power or value of its stock on any day during a taxable year. If a Foreign Company is a CFC under the special RPII rules, a U.S. Holder who owns any of our shares directly or indirectly on the last day of such taxable year would most likely be required to include in gross income for U.S. federal income tax purposes such U.S. Holder’s allocable share of RPII of such Foreign Company for such taxable year in its income (subject to certain modifications), even if no distributions are made.
RPII Exceptions
The RPII rules do not apply to the Foreign Companies if: (i) direct and indirect insureds and persons related to such insureds, whether or not U.S. persons, own directly or indirectly, or are treated at all times during the taxable year as owning, directly or indirectly through foreign entities, less than 20% of the voting power and less than 20% of the value of the stock of such Foreign Company or (ii) such Foreign Company’s RPII, determined on a gross basis, is less than 20% of such Foreign Company’s gross insurance income for such taxable year.
The Company does not believe that the 20% gross insurance income threshold has been met or will be met. However, if a Foreign Company’s RPII, determined on a gross basis, is 20% or more of such Foreign Company’s gross insurance income for such taxable year, a U.S. Holder that owns any common shares on the last day of the Foreign Companies’ taxable year will be required to include such U.S. Holder’s allocable share of such Foreign Company’s RPII for the entire taxable year in such U.S. Holder’s gross income for U.S. federal income tax purposes.
Computation of RPII
We will take reasonable steps that we believe to be advisable to obtain the necessary information to determine the availability of the RPII exceptions and the amount of insurance income that is RPII. However, we likely will not be able to determine whether any of the underlying insureds of the Foreign Companies’ ceding companies are RPII Shareholders or related persons to such shareholders. Accordingly, we may not be able to determine accurately whether the Foreign Companies qualify for any RPII exception; or what the gross amount of RPII earned by the Foreign Companies in a given taxable year would be.
Apportionment of RPII to U.S. Persons
If a Foreign Company earns RPII, every RPII Shareholder who directly or indirectly owns shares of the Company on the last day of any taxable year of the Company should expect that for such year the RPII Shareholder will be required to include in gross income its share of the Foreign Company’s RPII for the portion of the taxable year during which the Foreign Company was a CFC under the RPII provisions, whether or not distributed, even though such shareholders may not have owned the shares throughout such period. A RPII shareholder who owns Company shares during such taxable year but not on the last day of the taxable year is not required to include in gross income any part of the Company’s RPII.
If the Company makes a distribution of RPII to a U.S. Holder with respect to such U.S. Holder’s common shares, the distribution will not be taxable to the extent such RPII has been allocated to and included in such U.S. Holder’s gross income for the taxable year in which the distribution was paid or for any prior year.
Uncertainty as to Application of the CFC and RPII Rules
The courts have not interpreted the RPII provisions and there are no definitive Regulations interpreting the RPII provisions, although proposed Regulations have existed since 1991 (the “RPII Proposed Regulations”). It is unclear whether the IRS will adopt the RPII Proposed Regulations or what changes or clarifications might ultimately be made to the RPII Proposed Regulations. Additionally, considerable uncertainty exists regarding the CFC rules pertaining to insurance. Any changes to the proposed and final Regulations governing CFCs and RPII, or any interpretation or application of the CFC and RPII rules by the IRS, the courts or otherwise, might have retroactive effect. Accordingly, the meaning and application of the CFC insurance and RPII provisions are uncertain. Finally, there can be no assurance that any amounts of subpart F insurance income or RPII inclusions reported by us to a U.S. Holder will not be subject to adjustment based upon subsequent IRS examination. Prospective investors are strongly urged to consult their own tax advisors as to the effects of these uncertainties and as to the effects that the CFC insurance and RPII provisions may have on them and on their investment in our common shares.
Basis Adjustments
A U.S. Holder’s tax basis in its common shares will be increased by the amount of any subpart F income that such U.S. Holder includes in income under either the RPII or non-RPII CFC rules. Similarly, a U.S. Holder’s tax basis in its common shares will be reduced by the amount of distributions of subpart F income that are excluded from income.
Information Reporting
Under certain circumstances, U.S. 10% Shareholders and RPII Shareholders of a CFC that own shares directly or indirectly through a foreign entity may be required to file IRS Form 5471. Furthermore, U.S. persons that directly or indirectly acquire 10% or more of the voting power or value of the shares of a foreign corporation may be required to file IRS Form 5471 in certain circumstances even if the entity is not a CFC.
Accordingly, if the Foreign Companies’ gross RPII for a taxable year constitutes 20% or more of its gross insurance income for the period, and the 20% ownership exception described above does not apply, any U.S. person treated as owning, directly or indirectly, any of the Company’s common shares on the last day of the Company’s taxable year will be subject to the RPII rules and will be required to file IRS Form 5471. In addition, a U.S. Holder that owns, directly or indirectly, more than 10% of the vote or value of the Company’s outstanding common shares at any time during the Company’s taxable year will be required in certain circumstances to file IRS Form 5471 even if the Foreign Companies are not CFCs.
In addition, a U.S. person (or certain related persons) that transfers more than $100,000 in a 12-month period to a foreign corporation is required to file IRS Form 926 with the transferor’s U.S. federal income tax return for the year of the transfer.
Individual U.S. Holders (and certain U.S. entities specified in IRS guidance) who, during any taxable year, hold any interest in any “specified foreign financial asset” generally will be required to file with their U.S. federal income tax returns a statement (on IRS Form 8938) setting forth certain information if the aggregate value of all such assets exceeds (subject to adjustment for married individuals filing jointly) (i) $50,000 on the last day of the taxable year or (ii) $75,000 at any time during the taxable year. “Specified foreign financial asset” generally includes any financial account maintained with a non-U.S. financial institution and may also include our common shares if they are not held in an account maintained by certain U.S. financial institutions.
As described above, U.S. persons that are shareholders of a PFIC are generally required to file an annual information report on IRS Form 8621 with respect to any PFICs in which they own a direct or indirect interest. Accordingly, if we are a PFIC in any year, U.S. Holders may be required to file IRS Form 8621 with their U.S. federal income tax returns.
Prospective investors are strongly urged to consult with their own tax advisors regarding their particular filing obligations with respect to IRS Forms 926, 5471, 8621, and 8938 and any other reporting requirements that may apply to their acquisition, ownership or disposition of our common shares. We are not obligated to provide U.S. Holders with the information necessary to satisfy such reporting requirements. Failure to properly file such forms, if required, may result in the imposition of substantial penalties and an extension of the statute of limitations for the assessment of any U.S. federal income tax with respect to any tax return, event or period to which the information required to be reported on such forms relates.
Tax-Exempt Shareholders
A tax-exempt entity that owns (directly, indirectly through a non-U.S. entity or constructively) any shares of stock in a CFC is generally required to treat as unrelated business taxable income (“UBTI”) the portion of any amount of subpart F insurance income included in such tax-exempt entity’s gross income under the CFC and RPII rules discussed above if such insurance income would be treated as UBTI if derived directly by such tax-exempt shareholder.
If the Foreign Companies were treated as CFCs for a taxable year, then any tax-exempt entity treated as a U.S. 10% Shareholder would be required to treat a portion of our subpart F insurance income as UBTI. Moreover, if JRG Re’s gross RPII were to equal or exceed 20% of its gross insurance income and the 20% ownership exception for RPII did not apply, then tax-exempt entities owning common shares of the Company would be required to treat a portion of our RPII as UBTI even if such tax-exempt entities were not treated as U.S. 10% Shareholders. Additionally, a tax-exempt entity that is treated as a U.S. 10% Shareholder or a RPII Shareholder must file IRS Form 5471 in the circumstances described above.
Potential investors that are tax-exempt entities are strongly urged to consult their own tax advisors as to the potential impact of the subpart F insurance income and UBTI provisions of the Code, as well as their particular filing obligations.
Information Reporting and Backup Withholding
Paying agents and custodians located in the United States will be required to comply with certain IRS information reporting requirements with respect to payments of dividends, if any, on our common shares payable to shareholders of the Company or to paying agents or custodians located within the United States. In addition, a holder may be subject to backup withholding at the rate of 24% with respect to dividends paid by such persons unless such holder either (i) is a corporation, a non-U.S. person or comes within certain other exempt categories and, when required, demonstrates this fact or (ii) provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding and otherwise complies with applicable requirements of the backup withholding rules. Sales of our common shares through brokers by certain holders also may be subject to backup withholding, subject to certain exceptions. Backup withholding tax is not an additional tax and may be credited against a holder’s regular U.S. federal income tax liability.
U.S. Holders should consult their own tax advisors regarding the application of the information reporting and backup withholding rules.
Foreign Account Tax Compliance
The FATCA provisions of the Code generally impose a 30% withholding tax regime with respect to (i) certain U.S. source income (including interest and dividends) (“withholdable payments”) and (ii) “passthru payments” (generally, withholdable payments and payments that are attributable to withholdable payments) made by foreign financial institutions (“FFIs”). Under proposed Regulations promulgated by the U.S. Department of the Treasury, on which taxpayers may rely until final Regulations are issued, withholdable payments do not include gross proceeds from the sale or other disposition of property that can produce U.S. source interest or dividends. As a general matter, FATCA was designed to require U.S. persons’ direct and indirect ownership of certain non-U.S. accounts and non-U.S. entities to be reported to the IRS. The application of the FATCA withholding rules were phased in beginning July 1, 2014, with withholding on foreign passthru payments made by FFIs taking effect after the date of publication of final Regulations defining the term foreign passthru payment.
The United States has entered into intergovernmental agreements between the United States and Bermuda and between the United States and the United Kingdom (the “IGAs”), which potentially modify the FATCA withholding regime described above with respect to us and our common shares. There can be no certainty as to whether the Company, Carolina Re or JRG Re will be treated as a FFI under FATCA. We strongly urge you to consult your own tax advisor regarding the potential impact of FATCA, the IGAs and any non-U.S. legislation implementing FATCA.
Medicare Tax
Certain U.S. Holders that are individuals, estates or trusts are required to pay an additional 3.8% tax on, among other things, interest, dividends and gains from the sale or other disposition of capital assets. An inclusion of subpart F income by a U.S. 10% Shareholder will not be treated as a dividend for purposes of calculating the 3.8% tax on net investment income. However, actual distributions with respect to such income, which as previously taxed income will not be subject to U.S. federal income tax, will be treated as dividends for purposes of calculating net investment income and this 3.8% tax. Each U.S. Holder that is an individual, estate or trust should consult its own tax advisors regarding the effect, if any, of this tax provision on their ownership and disposition of common shares.
Changes in U.S. Tax Law
The Tax Act, other tax laws and interpretations thereof, including with respect to whether a company is engaged in a U.S. trade or business, is a CFC, has related party insurance income, is a PFIC, or is subject to BEAT, are subject to change, possibly on a retroactive basis. There are currently only proposed Regulations regarding the RPII Test. New Regulations or pronouncements interpreting or clarifying such rules may be forthcoming from the IRS or the U.S. Department of the Treasury. We are not able to predict if, when or in what form such guidance will be provided and whether such guidance will have a retroactive effect.
Apart from enactment of the Tax Act, other legislative proposals or administrative or judicial developments could also result in an increase in the amount of U.S. tax payable by us or by an owner of our shares or reduce the attractiveness of our products. Any such developments could materially adversely affect our results of operations.

UNDERWRITING
We are offering our common shares described in this prospectus supplement through a number of underwriters. Barclays Capital Inc. and Keefe, Bruyette & Woods, Inc. are acting as representatives of the underwriters. We will enter into an underwriting agreement with the representatives. Subject to the terms and conditions of the underwriting agreement, we will agree to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus supplement, the number of our common shares listed next to its name in the following table:
Name	Number of Shares
Barclays Capital Inc.	1,977,500
Keefe, Bruyette & Woods, Inc.	1,977,500
BMO Capital Markets Corp.	480,250
KeyBanc Capital Markets Inc.	437,875
Truist Securities, Inc.	381,375
B. Riley Securities, Inc.	98,875
Compass Point Research & Trading, LLC	98,875
Dowling & Partners Securities LLC	98,875
JMP Securities LLC	98,875
Total	5,650,000
The underwriters are committed to purchase all the common shares offered by us if they purchase any shares. The underwriting agreement will also provide that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.
The underwriters have advised us that they propose to offer our common shares directly to the public at the public offering price on the cover of this prospectus supplement and to selected dealers, which may include the underwriters, at such offering price less a selling concession not in excess of $0.860250 per share. If all the shares are not sold at the initial offering price following the initial offering, the underwriters may change the offering price and other selling terms. The public offering price was negotiated based on the recent trading history of our common shares, including after-market trading, our business and financial performance, including our results for three months ended March 31, 2021, and such other factors as we and the underwriters deemed relevant.
The underwriters have an option to buy up to 847,500 additional common shares from us to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus supplement to exercise this option in whole or in part from time to time to purchase additional shares. If any shares are purchased with this option to purchase additional shares, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional common shares are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.
Commissions and Expenses
The underwriting fee is equal to the public offering price per common share less the amount paid by the underwriters to us per common share. The underwriting fee is $1.43375 per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.
	No exercise	Full exercise
Per Share	$1.43375	$1.43375
Total	$8,100,687.50	$9,315,790.63

The expenses of the offering that are payable by us are estimated to be approximately $475,000 (excluding underwriting discounts and commissions).
Electronic Distribution
This prospectus supplement and the accompanying prospectus in electronic format may be made available on the web sites maintained by one or more underwriters participating in the offering. The underwriters may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Any such allocation for online distributions will be made by the representatives of the underwriters on the same basis as other allocations.
Lock Up Arrangements
We have agreed that, for a period of 60 days after the date of this prospectus supplement (such period, the “restricted period”), we will not, without the prior written consent of the representatives of the underwriters, (i) directly or indirectly, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of any of our common shares or any securities convertible into or exercisable or exchangeable for our common shares (other than our common shares issued pursuant to employee benefit plans, qualified stock option plans or other employee compensation plans that currently exist or are proposed and referred to in this prospectus supplement or pursuant to currently outstanding options, warrants or right referred to in this prospectus supplement) or file any registration statement under the Securities Act with respect to any of the foregoing (other than any registration statement on Form S-8), or (ii) enter into any swap or other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequences of ownership of our common shares (regardless of whether any of the transactions described in (i) or (ii) are to be settled by the delivery of our common shares or such other securities, in cash or otherwise); other than, in each case, the issuance of such securities in connection with an acquisition, a joint venture, commercial relationship or other strategic transaction by the Company that, when aggregated with any other such transactions, does not exceed 20% of the outstanding common shares and for which the recipient thereof agrees in writing to be bound by substantially similar lock up restrictions.
Our directors and executive officers (such persons, the “lock up parties”) have entered into lock up agreements with the underwriters prior to the commencement of this offering pursuant to which each lock up party, for the restricted period, will not, without the prior written consent of the representatives of the underwriters, directly or indirectly (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer any of our common shares or any securities convertible into or exchangeable or exercisable for our common shares, whether now owned or hereafter acquired by the lock up party or with respect to which the lock up party has or hereafter acquires the power of disposition, or exercise any right with respect to the registration of any of the foregoing, or file or cause to be filed any registration statement in connection therewith under the Securities Act, or (ii) enter into any swap, hedge or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of our common shares (whether any such swap, hedge or transaction is to be settled by delivery of our common shares or other securities, in cash or otherwise).
The restrictions described in the paragraph above relating to the lock up parties do not apply to any transfer: (i) pledges in a bona fide transaction that are in effect as of that date of this prospectus supplement to a lender to the lock up party, as disclosed in writing prior to the date of the lock up agreement, (ii) pursuant to a bona fide third party tender offer, merger, consolidation or other similar transaction made to all holders of our common shares involving a change of control of the Company (provided that in the event that the tender offer, merger, consolidation or other such transaction is not completed, our common shares owned by the lock up party shall remain subject to the restrictions contained in the lock up agreement), (iii) as a bona fide gift or gifts (provided that the donee or donees agree to be bound in writing by the restrictions in the lock up agreement), (iv) to any trust or family limited partnership for the direct or indirect benefit of the lock up party or their immediate family (provided that the trustee of the trust or general partner of the family limited partnership, as the case may be, agrees to be bound by the restrictions set forth in the lock up agreement, and provided further that any such transfer shall not involve a disposition for value), (v) pursuant to the vesting and settlement of restricted share units or the exercise by the lock up party of stock options that we have granted prior to, and are outstanding as of, the date of the underwriting agreement, where our common shares received upon any such vesting and settlement or exercise, as applicable, are held by the lock up party, individually or as fiduciary, in accordance with the terms of the lock up agreement (provided that the lock up agreements shall not prohibit the lock up party from paying (a) applicable withholding taxes upon the conversion of such securities, and (b) the aggregate exercise price of a stock option, in each case through our withholding of common shares having a fair market value equal to the applicable withholding taxes and/or aggregate exercise price of our common shares otherwise issuable to the lock up party, as applicable), (vi) to any wholly-owned subsidiary or affiliate, shareholder, member or partner of the lock up party or to any corporation, partnership or other business entity with which the lock up party shares in common an investment manager or advisor that has investment discretionary authority with respect to the lock up party’s and the entity’s investments pursuant to an investment advisory or similar agreement, and any investment fund affiliated with or advised by an affiliate of the lock up party (or any wholly owned direct or indirect subsidiaries of any such fund), provided that the transferee agrees in writing to be bound by the restrictions set forth herein prior to any such transfer, and provided further that any such transfer shall not involve a disposition for value, (vii) as a distribution to partners, members or shareholders of the lock up party, provided that the transferee agrees in writing to be bound by the restrictions set forth herein prior to any such transfer, (viii) to a nominee or custodian of a person or entity to whom a disposition or transfer would be permissible under clauses (iii) through (vii) above, (ix) in connection with transactions by any person other than the Company relating to our common shares acquired in open market transactions after the completion of this offering, (x) pursuant to an order of a court or regulatory agency, or (xi) with the prior written consent of the representatives of the underwriters.
Indemnification
We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.
Listing on The Nasdaq Global Market
Our common shares are listed on The NASDAQ Global Select Market under the symbol “JRVR”
Stabilization
In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling our common shares in the open market for the purpose of preventing or retarding a decline in the market price of our common shares while this offering is in progress. These stabilizing transactions may include making short sales of our common shares, which involves the sale by the underwriters of a greater number of our common shares than they are required to purchase in this offering, and purchasing our common shares on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ option to purchase additional shares referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their option to purchase additional shares, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common shares in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.
The underwriters have advised us that, pursuant to Regulation M of the Securities Act of 1933, they may also engage in other activities that stabilize, maintain or otherwise affect the price of our common shares, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase our common shares in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.
These activities may have the effect of raising or maintaining the market price of our common shares or preventing or retarding a decline in the market price of our common shares, and, as a result, the price of our common shares may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on NASDAQ, in the over-the-counter market or otherwise.
Other Relationships
Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. Certain of the underwriters are lenders under our credit facilities. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.
In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to our assets, securities and/or instruments (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with us. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.
Selling Restrictions
Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus supplement in any jurisdiction where action for that purpose is required. The securities offered by this prospectus supplement may not be offered or sold, directly or indirectly, nor may this prospectus supplement or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus supplement comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus supplement. This prospectus supplement does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus supplement in any jurisdiction in which such an offer or a solicitation is unlawful.
Notice to Prospective Investors in European Economic Area
In relation to each Member State of the European Economic Area (each a “Relevant State”), no shares have been offered or will be offered pursuant to this offering to the public in that Relevant State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation, except that offers of shares may be made to the public in that Relevant State at any time under the following exemptions under the Prospectus Regulation:
(a)
to any legal entity which is a qualified investor as defined under Article 2 of the Prospectus Regulation;

(b)
to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the Prospectus Regulation), subject to obtaining the prior consent of the underwriters; or

(c)
in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of shares shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation and each person who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with each of the underwriters and the Company that it is a “qualified investor” within the meaning of Article 2(e) of the Prospectus Regulation. In the case of any shares being offered to a financial intermediary as that term is used in the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a Relevant State to qualified investors as so defined or in circumstances in which the prior consent of the underwriters have been obtained to each such proposed offer or resale.
For the purposes of this provision, the expression an “offer to the public” in relation to the shares in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.
Notice to Prospective Investors in United Kingdom
No shares have been offered or will be offered pursuant to the offering to the public in the United Kingdom prior to the publication of a prospectus in relation to the shares which has been approved by the Financial Conduct Authority, except that the shares may be offered to the public in the United Kingdom at any time:
(a)
to any legal entity which is a qualified investor as defined under Article 2 of the U.K. Prospectus Regulation;

(b)
to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the U.K. Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

(c)
in any other circumstances falling within Section 86 of the Financial Services and Markets Act 2000 (“the FSMA”).

provided that no such offer of the shares shall require the Issuer or any underwriter to publish a prospectus pursuant to Section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the U.K. Prospectus Regulation and each person who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with each of the underwriters and the Company that it is a “qualified investor” within the meaning of Article 2(e) of the U.K. Prospectus Regulation. In the case of any shares being offered to a financial intermediary as that term is used in the U.K. Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in the United Kingdom to qualified investors as so defined or in circumstances in which the prior consent of the underwriters have been obtained to each such proposed offer or resale.
For the purposes of this provision, the expression an “offer to the public” in relation to the shares in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares and the expression “U.K. Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended.

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the U.K. Prospectus Regulation) (i) who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, or the “Order,” and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons. Any person in the UK who is not a relevant person must not act on or rely upon this document or any of its contents.
Notice to Prospective Investors in Canada
The shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.
Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus supplement (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.
Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.
Notice to Prospective Investors in Switzerland
The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document does not constitute a prospectus within the meaning of, and has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.
Neither this document nor any other offering or marketing material relating to the offering, the Company, the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.
Notice to Prospective Investors in the United Arab Emirates
The shares have not been, and are not being, publicly offered, sold, promoted or advertised in the United Arab Emirates (including the Dubai International Financial Centre) other than in compliance with the laws of the United Arab Emirates (and the Dubai International Financial Centre) governing the issue, offering and sale of securities. Further, this prospectus supplement does not constitute a public offer of securities in the United Arab Emirates (including the Dubai International Financial Centre) and is not

intended to be a public offer. This prospectus supplement has not been approved by or filed with the Central Bank of the United Arab Emirates, the Securities and Commodities Authority or the Dubai Financial Services Authority.
Notice to Prospective Investors in Australia
This prospectus supplement:
•
does not constitute a disclosure document or a prospectus under Chapter 6D.2 of the Corporations Act 2001 (Cth) (the “Corporations Act”);

•
has not been, and will not be, lodged with the Australian Securities and Investments Commission (“ASIC”), as a disclosure document for the purposes of the Corporations Act and does not purport to include the information required of a disclosure document for the purposes of the Corporations Act; and

•
may only be provided in Australia to select investors who are able to demonstrate that they fall within one or more of the categories of investors, available under section 708 of the Corporations Act (“Exempt Investors”).

The shares may not be directly or indirectly offered for subscription or purchased or sold, and no invitations to subscribe for or buy the shares may be issued, and no draft or definitive offering memorandum, advertisement or other offering material relating to any shares may be distributed in Australia, except where disclosure to investors is not required under Chapter 6D of the Corporations Act or is otherwise in compliance with all applicable Australian laws and regulations. By submitting an application for the shares, you represent and warrant to us that you are an Exempt Investor.
As any offer of shares under this document will be made without disclosure in Australia under Chapter 6D.2 of the Corporations Act, the offer of those securities for resale in Australia within 12 months may, under section 707 of the Corporations Act, require disclosure to investors under Chapter 6D.2 if none of the exemptions in section 708 applies to that resale. By applying for the shares you undertake to us that you will not, for a period of 12 months from the date of issue of the shares, offer, transfer, assign or otherwise alienate those shares to investors in Australia except in circumstances where disclosure to investors is not required under Chapter 6D.2 of the Corporations Act or where a compliant disclosure document is prepared and lodged with ASIC.
Notice to Prospective Investors in Japan
The shares have not been and will not be registered pursuant to Article 4, Paragraph 1 of the Financial Instruments and Exchange Act. Accordingly, none of the shares nor any interest therein may be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any “resident” of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to or for the benefit of a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Act and any other applicable laws, regulations and ministerial guidelines of Japan in effect at the relevant time.
Notice to Prospective Investors in Hong Kong
The shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (the “SFO”) of Hong Kong and any rules made thereunder; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong) (the “CO”) or which do not constitute an offer to the public within the meaning of the CO. No advertisement, invitation or document relating to the shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the SFO and any rules made thereunder.
Notice to Prospective Investors in Singapore
Each representative has acknowledged that this prospectus supplement has not been registered as a prospectus supplement with the Monetary Authority of Singapore. Accordingly, each representative has represented and agreed that it has not offered or sold any shares or caused the shares to be made the subject of an invitation for subscription or purchase and will not offer or sell any shares or cause the shares to be made the subject of an invitation for subscription or purchase, and has not circulated or distributed, nor will it circulate or distribute, this prospectus supplement or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares, whether directly or indirectly, to any person in Singapore other than:
(a)
to an institutional investor (as defined in Section 4A of the Securities and Futures Act (Chapter 289) of Singapore, as modified or amended from time to time (the “SFA”)) pursuant to Section 274 of the SFA;

(b)
to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA; or

(c)
otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:
(a)
a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)
a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:
i.
to an institutional investor or to a relevant person, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

ii.
where no consideration is or will be given for the transfer;

iii.
where the transfer is by operation of law;

iv.
as specified in Section 276(7) of the SFA; or

v.
as specified in Regulation 37A of the Securities and Futures (Offers of Investments) (Securities and Securities-based Derivatives Contracts) Regulations 2018.

LEGAL MATTERS
The validity of the common shares offered hereby will be passed upon for us by Conyers Dill & Pearman Limited with respect to Bermuda law. Selected legal matters as to U.S. law in connection with this offering will be passed upon for us by Bryan Cave Leighton Paisner LLP, New York, New York. Certain attorneys at Bryan Cave Leighton Paisner LLP involved in the representation of the Company in connection with this offering own, in the aggregate, approximately 2,600 common shares of the Company. Willkie Farr & Gallagher LLP, New York, New York is representing the underwriters in this offering.
EXPERTS
The consolidated financial statements of James River Group Holdings, Ltd. appearing in James River Group Holdings, Ltd.’s Annual Report (Form 10-K) for the year ended December 31, 2020 (including schedules appearing therein), and the effectiveness of our internal control over financial reporting as of December 31, 2020, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such financial statements are incorporated herein in reliance upon the reports of Ernst & Young LLP pertaining to such financial statements and the effectiveness of our internal control over financial reporting as of the respective dates given on the authority of such firm as experts in accounting and auditing.
WHERE YOU CAN FIND MORE INFORMATION
We have filed with the SEC registration statements on Form S-3, of which this prospectus supplement and the accompanying prospectus is a part. This prospectus supplement and the accompanying prospectus do not contain all of the information set forth in the registration statements and the exhibits and schedules to the registration statements. For further information with respect to our Company and the common shares registered hereby, reference is made to the registration statement, including the exhibits and schedules to the registration statements. Statements contained in this prospectus supplement and the accompanying prospectus as to the contents of any contract or other document referred to in, or incorporated by reference in this prospectus and the accompanying prospectus are not necessarily complete and, where that contract or other document is an exhibit to the registration statements, each statement is qualified in all respects by the exhibit to which the reference relates.
We file annual, quarterly and current reports, proxy statements and other information with the SEC. These documents contain specific information regarding us. Our filings with the SEC are available to the public at the SEC’s website at http://www.sec.gov. Our SEC filings are also available (free of charge) from our web site at http://www.JRGH.net, the contents of which are not a part of, and shall not be deemed to be a part of, this prospectus.

INCORPORATION BY REFERENCE
The SEC allows us to “incorporate by reference” into this prospectus supplement and accompanying prospectus certain information we file with it, which means that we can disclose important information by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus supplement and accompanying prospectus, and information that we subsequently file with the SEC prior to termination of the offering is incorporated by reference into this prospectus supplement and accompanying prospectus and automatically updates and supersedes information contained in this prospectus supplement and the accompanying prospectus. We incorporate by reference the documents listed below that we have previously filed with the SEC:
•
our Annual Report on Form 10-K for the year ended December 31, 2020, filed on February 26, 2021, as amended by Amendment No. 1 on Form 10-K/A filed on April 9, 2021;

•
our Quarterly Report on Form 10-Q for the quarters ended March 31, 2021, filed on May 5, 2021;

•
our Current Report on Form 8-K, filed on February 25, 2021 and May 5, 2021, (in each case excluding the information furnished under Items 2.02 and 7.01 and all exhibits filed that pertain to the information disclosed under Item 2.02 thereof); and

•
the description of common shares set forth in our registration statement on Form 8-A filed on December 9, 2014, as updated by the description of our common shares contained in Exhibit 4.18 to our Annual Report on Form 10-K for the year ended December 31, 2019, filed with the SEC on February 27, 2020, and any amendment or report filed for the purpose of updating such description.

We also incorporate by reference into this prospectus supplement additional documents that we may file with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the completion or termination of the offering, excluding any information deemed furnished and not filed with the SEC. Any statements contained in a previously filed document incorporated by reference into this prospectus supplement is deemed to be modified or superseded for purposes of this prospectus supplement to the extent that a statement contained in this prospectus supplement, or in a subsequently filed document also incorporated by reference herein, modifies or supersedes that statement.
We will provide to each person, including any beneficial owner, to whom this prospectus supplement is delivered, upon written or oral request of any person, without charge, a copy of any or all of the documents incorporated herein by reference, other than exhibits to the documents, unless the exhibits are specifically incorporated by reference into the documents that this prospectus supplement incorporates. Requests for copies in writing or by telephone should be directed to:
James River Group Holdings, Ltd.
Wellesley House, 2nd Floor
90 Pitts Bay Road
Pembroke HM 08 Bermuda
Attn: Sarah Doran
Phone: (441) 278-4580
You may also obtain a copy of these filings from our Internet web site at http://www.JRGH.net. Please note, however, that the information on our Internet web site, other than the documents listed above, is not incorporated into this prospectus supplement by reference and should not be considered a part of this prospectus supplement and accompanying prospectus.
As previously stated, the SEC maintains a website which provides online access to reports, proxy and information statements and other information regarding registrants that file electronically with the SEC at the address http://www.sec.gov.

PROSPECTUS
JAMES RIVER GROUP HOLDINGS, LTD.
COMMON SHARES
We may offer and sell from time to time, in one or more offerings, our common shares.
The common shares may be offered or sold at fixed prices, at prevailing market prices at the time of sale or at prices negotiated with purchasers, to or through underwriters, broker-dealers, agents, or through any other means described in this prospectus under “Plan of Distribution” and in supplements to this prospectus in connection with a particular offering of our common shares.
This prospectus describes the general manner in which common shares may be offered and sold by us. The specific terms of any offering will be described in a supplement to this prospectus. Any prospectus supplement may also add to, update, modify or replace information contained in this prospectus. We urge you to read carefully this prospectus, any accompanying prospectus supplement and any documents we incorporate by reference into this prospectus and any accompanying prospectus supplement before you make your investment decision.
Our common shares are listed on the NASDAQ Global Select Market under the symbol “JRVR.” On May 4, 2021, the closing sales price of our common shares as reported on the NASDAQ Global Select Market was $47.29 per share.
You should carefully read this prospectus and any applicable prospectus supplement and free writing prospectus, together with any documents we incorporate by reference, before you invest in our common shares.

Investing in our common shares involves risks. You should consider carefully the “Risk Factors” beginning on page 3, in any similar section contained in the applicable prospectus supplement, and in the reports we file with the Securities and Exchange Commission (the “SEC”) that are incorporated by reference into this prospectus, before deciding to invest in our common shares.
None of the SEC, any state securities commission, the Registrar of Companies in Bermuda, the Bermuda Monetary Authority (the “BMA”) or any other regulatory body has approved or disapproved of the common shares, or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is May 5, 2021.

i

ABOUT THIS PROSPECTUS
In this prospectus, unless stated otherwise, or the context indicates or suggests otherwise, references in this prospectus to “the Company,” “we,” “us” and “our” refer to James River Group Holdings, Ltd. and its consolidated subsidiaries.
This prospectus is part of an automatic shelf registration statement that we filed with the Securities and Exchange Commission (the “SEC”), as a “well-known seasoned issuer” as defined in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”), using a shelf registration process. By using a shelf registration statement, we may offer and sell from time to time, in one or more offerings, our common shares.
We have provided to you in this prospectus a general description of our common shares and the general manner in which the common shares may be offered and sold. Each time our common shares are offered using this prospectus, we will provide a prospectus supplement that will contain specific information about the terms of the offering. We and any underwriter or agent that we may from time to time retain may also provide you with other information relating to an offering, which we refer to as “other offering material.” A prospectus supplement or any such other offering material provided to you may include a discussion of any risk factors or other special considerations applicable to our common shares or to us and may also include, if applicable, a discussion of material tax considerations. We may also add, update or change in the prospectus supplement or such other offering material any of the information contained in or incorporated by reference into this prospectus. To the extent there is a conflict between the information contained in this prospectus and the applicable prospectus supplement or other offering material, you should rely on the information in the prospectus supplement or other offering material; provided, that if any statement in one of these documents is inconsistent with a statement in another document having a later date-for example, a document incorporated by reference in this prospectus or any prospectus supplement, the statement in the document having the later date modifies or supersedes the earlier statement. Throughout this prospectus, where we indicate that information may be supplemented in an applicable prospectus supplement or supplements, that information may also be supplemented in other offering material provided to you. You should carefully read this prospectus, any prospectus supplement or other offering material together with additional information described under the heading “Where You Can Find More Information” and “Incorporation of Certain Information by Reference.”
This prospectus contains summaries of certain provisions contained in some of the documents described herein, but reference is hereby made to the actual documents for complete information. All of the summaries are qualified in their entirety by reference to the actual documents. Copies of some of the documents referred to herein have been filed or will be filed or incorporated by reference as exhibits to the registration statement of which this prospectus is a part, and you may obtain copies of those documents as described below in the section entitled “Where You Can Find More Information.”
You should rely only on the information contained in, or incorporated by reference into, this prospectus and any applicable prospectus supplement. You may obtain the information incorporated by reference into this prospectus without charge by following the instructions under “Where You Can Find More Information” and “Incorporation of Certain Information by Reference” below. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. You should assume that the information appearing in this prospectus and the applicable prospectus supplement to this prospectus is accurate only as of the date on its respective cover, that the information appearing in any applicable free writing prospectus is accurate only as of the date of that free writing prospectus, and that any information incorporated by reference is accurate only as of the date of the document incorporated by reference, unless we indicate otherwise. Our business, financial condition, results of operations and prospects may have changed since those dates.
Except as required by law, we do not undertake any obligation to update or revise, or to publicly announce any update or revision to, any of the forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this prospectus.
No action is being taken in any jurisdiction outside the United States to permit a public offering of common shares or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restriction as to such offering and the distribution of this prospectus applicable to those jurisdictions.

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JAMES RIVER GROUP HOLDINGS, LTD.
James River Group Holdings, Ltd. is a Bermuda-based holding company. We own and operate a group of specialty insurance and reinsurance companies with the objective of generating compelling returns on tangible equity while limiting underwriting and investment volatility. We seek to accomplish this by earning profits from insurance and reinsurance underwriting and generating meaningful risk-adjusted investment returns, while managing our capital. Our group includes three operating segments: Excess and Surplus Lines, Specialty Admitted Insurance and Casualty Reinsurance. In all of our segments, we tend to focus on accounts associated with small or medium-sized businesses.
We are an exempted company incorporated under the laws of Bermuda. We are registered with the Registrar of Companies in Bermuda under registration number 40141. We were incorporated on May 30, 2007 under the name Franklin Holdings (Bermuda), Ltd. On September 18, 2014 we changed our name to James River Group Holdings, Ltd. Our principal executive office is located at Wellesley House, 2nd Floor, 90 Pitts Bay Road, Pembroke HM 08, Bermuda, and our phone number is (441) 278-4580. Our website can be found at http://www.JRGH.net, the contents of which are not a part of, and shall not be deemed to be a part of, this prospectus. Each prospectus supplement may include additional information about us.
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
Information included and incorporated by reference in this prospectus may contain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). These forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts. You can identify forward-looking statements by the use of words such as “anticipates,” “estimates,” “expects,” “intends,” “plans” and “believes,” and similar expressions or future or conditional verbs such as “will,” “should,” “would,” “may” and “could.” These forward-looking statements include, among others, statements relating to our future financial performance, our business prospects and strategy, anticipated financial position and financial strength ratings, liquidity and capital needs and other similar matters. These forward-looking statements are based on managements’ current expectations and assumptions about future events, which are inherently subject to uncertainties, risks and changes in circumstances that are difficult to predict.
Our actual results may differ materially from those expressed in, or implied by, the forward-looking statements included and incorporated by reference in this prospectus as a result of various risks and uncertainties, many of which are beyond our control, including, among others:
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the inherent uncertainty of estimating reserves and the possibility that incurred losses may be greater than our loss and loss adjustment expense reserves;

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inaccurate estimates and judgments in our risk management may expose us to greater risks than intended;

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downgrades in the financial strength rating of our regulated insurance subsidiaries may impact our ability to attract and retain insurance and reinsurance business that our subsidiaries write, our competitive position and our financial condition;

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the potential loss of key members of our management team or key employees and our ability to attract and retain personnel;

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adverse economic factors resulting in the sale of fewer policies than expected or an increase in the frequency or severity of claims, or both;

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reliance on a select group of brokers and agents for a significant portion of our business and the impact of our potential failure to maintain such relationships;

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reliance on a select group of customers for a significant portion of our business and the impact of our potential failure to maintain, or decision to terminate, such relationships;

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our ability to obtain reinsurance coverage at prices and on terms that allow us to transfer risk and adequately protect our Company against financial loss;

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losses resulting from reinsurance counterparties failing to pay us on reinsurance claims, insurance companies with whom we have a fronting arrangement failing to pay us for claims, or a former customer with whom we have an indemnification arrangement failing to perform their reimbursement obligations;

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inadequacy of premiums we charge to compensate us for our losses incurred;

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changes in laws or government regulation, including tax or insurance law and regulations;

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the ongoing effect of Public Law No. 115-97, informally titled the Tax Cuts and Jobs Act, which may have a significant effect on us including, among other things, by potentially increasing our tax rate, as well as on our shareholders;

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in the event we do not qualify for the insurance company exception to the passive foreign investment company (“PFIC”) rules and are therefore considered a PFIC, there could be material adverse tax consequences to an investor that is subject to U.S. federal income taxation;

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the Company or any of its foreign subsidiaries becoming subject to U.S. federal income taxation;

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a failure of any of the loss limitations or exclusions we utilize to shield us from unanticipated financial losses or legal exposures, or other liabilities;

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losses from catastrophic events, such as natural disasters and terrorist acts, which substantially exceed our expectations and/or exceed the amount of reinsurance we have purchased to protect us from such events;

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the effects of the COVID-19 pandemic and associated government actions on our operations and financial performance;

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potential effects on our business of emerging claim and coverage issues;

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exposure to credit risk, interest rate risk and other market risk in our investment portfolio;

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the potential impact of internal or external fraud, operational errors, systems malfunctions or cyber security incidents;

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our ability to manage our growth effectively;

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failure to maintain effective internal controls in accordance with Sarbanes-Oxley Act of 2002, as amended;

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changes in our financial condition, regulations or other factors that may restrict our subsidiaries’ ability to pay us dividends; and

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other risks and uncertainties discussed under “Risk Factors” and elsewhere in this prospectus.

Forward-looking statements speak only as of the date of this prospectus. Except as expressly required under federal securities laws and the rules and regulations of the SEC, we do not have any obligation, and do not undertake, to update any forward-looking statements to reflect events or circumstances arising after the date of this prospectus, whether as a result of new information or future events or otherwise. You should not place undue reliance on the forward-looking statements included in this prospectus or that may be made elsewhere from time to time by us, or on our behalf. All forward-looking statements attributable to us are expressly qualified by these cautionary statements.
For more information regarding these risks and uncertainties as well as certain additional risks that we face, you should review the discussion under “Risk Factors” in this prospectus, the applicable prospectus supplement, the documents incorporated by reference into this prospectus, including the discussion under “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Annual Report on Form 10-K for the year ended December 31, 2020 and Quarterly Report on Form 10-Q for the quarter ended March 31, 2021, and those risks detailed in our subsequent reports and registration statements filed from time to time with the SEC. We caution you not to place undue reliance on these forward-looking statements, which are current only as of the date of the document in which they are included.

RISK FACTORS
Investing in our common shares involves risk. You should carefully consider the risk factors contained in our Annual Report on Form 10-K for the year ended December 31, 2020 and our Quarterly Report on Form 10-Q for the quarter ended March 31, 2021, and the other information contained or incorporated by reference in this prospectus, as updated by our subsequent filings under the Exchange Act, and the risk factors and other information contained in the applicable prospectus supplement before acquiring any of our common shares. These risks could have a material adverse effect on our business, results of operations or financial condition and cause the value of our common shares to decline. You could lose all or part of your investment in the offered common shares.
Additionally, the risks and uncertainties discussed in this prospectus or in any document incorporated by reference into this prospectus are not the only risks and uncertainties that we face, and our business, financial condition, liquidity and results of operations and the market price of our common shares could be materially adversely affected by other matters that are not known to us or that we currently do not consider to be material.

USE OF PROCEEDS
Except as otherwise set forth in a prospectus supplement, we intend to use the net proceeds from sales of common shares offered by us pursuant to this prospectus for general corporate purposes.

DESCRIPTION OF OUR SHARE CAPITAL
The following description of our share capital is a summary and is based on the provisions of our memorandum of association, our third amended and restated bye-laws (our “bye-laws”) and the applicable provisions of the Bermuda Companies Act of 1981 (the “Companies Act”). This information is qualified entirely by reference to the applicable provisions of our memorandum of association, our bye-laws and the Companies Act. For information on how to obtain copies of our memorandum of association and bye-laws, which are exhibits to the registration statement of which this prospectus is a part, see “Where You Can Find More Information.”
Share Capital
Our authorized share capital consists of 200,000,000 common shares, par value $0.0002 per share, and 20,000,000 preferred shares, par value $0.00125 per share.
Preferred Shares
Pursuant to Bermuda law and our bye-laws, our board of directors by resolution may establish one or more series of preferred shares having such number of shares, designations, dividend rates, relative voting rights, conversion or exchange rights, redemption rights, liquidation rights and other relative participation, optional or other special rights, qualifications, limitations or restrictions as may be fixed by the board without any further shareholder approval. Such rights, preferences, powers and limitations as may be established could have the effect of discouraging an attempt to obtain control of the Company.
Common Shares
Common shares have no pre-emptive rights or other rights to subscribe for additional shares, and no rights of redemption, conversion or exchange. Under certain circumstances and subject to the provisions of Bermuda law and our bye-laws, we may be required to make an offer to repurchase shares held by members. All shares sold pursuant to the registration statement of which this prospectus is a part will be, when issued, fully paid and non-assessable.
Dividend Policy
The board may, subject to Bermuda law and our bye-laws, declare a dividend to be paid to our members as of a record date determined by the board, in proportion to the number of shares held by such holder, subject to any rights of holders of preferred shares. No unpaid dividend shall bear any interest.
Voting Rights
In general, and subject to the adjustments described below, shareholders have one vote for each common share held by them and are entitled to vote, on a non-cumulative basis, at all meetings of members. Under our bye-laws, if, and so long as, the votes conferred by the “Controlled Shares” (as defined below) of any person would otherwise cause such person (or any other person) to be treated as a “9.5% Shareholder” (as defined below) with respect to any matter (including, without limitation, election of directors), the votes conferred by the Controlled Shares owned by shareholders of such person’s “Controlled Group” (as defined below) will be reduced (and will be automatically reduced in the future) by whatever amount is necessary so that after any such reduction the votes conferred by the Controlled Shares of such person will not result in any other person being treated as a 9.5% Shareholder with respect to the vote on such matter. These reductions will be made pursuant to formulas provided in our bye-laws, as applied by the board within its discretion. Under these provisions certain shareholders may have their voting rights limited to less than one vote per share, while other shareholders may have voting rights in excess of one vote per share. Any person who was a 9.5% Shareholder as of the end of the business day of December 17, 2014, which was the business day that our initial public offering (the “IPO”) was consummated, is exempt from these voting restrictions.
“Controlled Shares” means, in reference to any person, all shares that such person is deemed to own directly, indirectly (within the meaning of Section 958(a) of the Internal Revenue Code of 1986, as amended

(the “Code”)) or, in the case of any U.S. person, constructively (within the meaning of Section 958(b) of the Code); “Controlled Group” means, with respect to any person, all shares directly owned by such person and all shares directly owned by each other member any of whose shares are included in the Controlled Shares of such person; “9.5% Shareholder” means a U.S. person (other than a 9.5% Excluded Person) that (a) owns (within the meaning of Section 958(a) of the Code) any shares; and (b) owns, is deemed to own, or constructively owns Controlled Shares which confer votes in excess of 9.5% of the votes conferred by all of the issued and outstanding shares (in each case as determined pursuant to Section 958(b) of the Code); “9.5% Excluded Person” means any person who was, immediately after the consummation of the IPO, a 9.5% Shareholder pursuant to the definition of 9.5% Shareholder.
In addition, our bye-laws provide that the board may determine that certain shares, shall not carry voting rights or shall have reduced voting rights to the extent that the board reasonably determines, by the affirmative vote of a majority of the directors, that it is necessary to do so to avoid any adverse tax consequences or materially adverse legal or regulatory treatment to us, any of our subsidiaries or any shareholder or its affiliates, provided that the Board will use reasonable efforts to ensure equal treatment to similarly situated members to the extent possible under the circumstances.
Our bye-laws authorize us to request information from any shareholder for the purpose of determining whether a shareholder’s voting rights are to be adjusted as described above. If, after a reasonable cure period, a member fails to respond to a request by us for information or submits incomplete or inaccurate information in response to a request, the board may eliminate the shareholder’s voting rights. A member is required to notify us in the event it acquires actual knowledge that it or one of its investors is the actual, deemed or constructive owner of 9.5% or more of our controlled shares.
Certain Bye-law Provisions
The provisions of our bye-laws may have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that you might consider in your best interest, including an attempt that might result in your receipt of a premium over the market price for your shares. These provisions are also designed, in part, to encourage persons seeking to acquire control of us to first negotiate with our board of directors, which could result in an improvement of such persons’ terms.
Number of Directors
Our bye-laws provide that the board shall consist of eight directors or such number in excess thereof as our board of directors may determine.
Classified Board of Directors
In accordance with the terms of our bye-laws, our board is divided into three classes, class I, class II and class III, with members of each class serving staggered three-year terms. Our bye-laws further provide that the authorized number of directors may be increased only by resolution of the board. The number of directors in each class shall be distributed among the three classes so that, as nearly as possible, each class consists of an equal number of directors. Our classified board of directors could have the effect of delaying or discouraging an acquisition of us or a change in our management.
Removal of Directors
Our directors may be removed only for cause by the affirmative vote of the holders of at least 50% of our voting shares. Any vacancy on our board, including a vacancy resulting from an enlargement of our board, may be filled only by vote of a majority of our directors then in office.
Shareholder Action by Written Consent
Our bye-laws provide that shareholders may not take action by written consent in lieu of a meeting.
Shareholder Advance Notice Procedure
Our bye-laws establish an advance notice procedure for shareholders to make nominations of candidates for election as directors or to bring other business before an annual meeting of our shareholders. The bye-laws provide that any shareholder wishing to nominate persons for election as directors at, or bring other business before, an annual meeting must deliver to our secretary a written notice of the shareholder’s intention to do so. These provisions may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed. We expect that these provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company. To be timely, the shareholder’s notice must be delivered to or mailed and received by us not less than 90 days nor more than 120 days before the anniversary date of the preceding annual meeting, except that if the annual meeting is set for a date that is not within 25 days before or after such anniversary date, we must receive the notice not earlier than 120 days prior to such annual general meeting and not later than the later of 70 days prior to the date of the general meeting or the close of business on the tenth day following the earlier of the date on which notice of the annual general meeting was posted to shareholders or the date on which public disclosure of the date of the annual general meeting was made. The notice must include the following information:
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the name and address of the shareholder who intends to make the nomination and the name and address of the person or persons to be nominated or the nature of the business to be proposed;

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a representation that the shareholder is a holder of record of our share capital entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to nominate the person or persons or to introduce the business specified in the notice;

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if applicable, a description of all arrangements or understandings between the shareholder and each nominee and any other person or persons, naming such person or persons, pursuant to which the nomination is to be made by the shareholder;

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such other information regarding each nominee to be proposed by such shareholder as would be required to be included in a proxy statement filed under the SEC’s proxy rules if the nominee had been nominated, or intended to be nominated, by the board of directors;

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a brief description of any business desired to be brought before the general meeting, the text of the proposal or business, the reasons for conducting such business at the general meeting and any material interest in such business of such shareholder;

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if applicable, the consent of each nominee to serve as a director if elected and such other information that the board of directors may request in its discretion;

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the class and number of shares that are held of record or beneficially owned by the shareholder;

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a description of any agreement, arrangement or understanding in order to create or mitigate loss to, manage risk or benefit of share price changes for, or increase or decrease the voting power of the shareholder;

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the principal amount of and description of indebtedness of the Company or any of its subsidiaries that is held by the shareholder;

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a representation as to whether the shareholder intends or is part of a group that intends to deliver a proxy statement to shareholders or to otherwise solicit proxies from other shareholders; and

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such other information that the board of directors may request in its discretion.

Right to Repurchase Our Common Shares in the Event of Adverse Tax Consequences
Under our bye-laws and subject to the law of Bermuda, we have the option, but not the obligation, to purchase all or part of the shares of the Company held by a shareholder, other than any shareholder that owned more than 9.5% of the total voting power of our common shares as of the consummation of the IPO, at fair market value (as determined by the average closing sales prices of the shares on certain exchanges, or if there is no sales price or quotation available, by an investment advisor selected by our board of directors and reasonably approved by the shareholder whose shares are being purchased) to the extent that the board of directors determines that such shareholder’s ownership of such common shares may result in an adverse tax consequence or materially adverse legal or regulatory treatment for the Company or any of its subsidiaries or any other person; provided that the board of directors will use reasonable efforts to exercise such discretion equally among similarly situated shareholders.

Amendments to Memorandum of Association and Bye-laws
Amendments to our bye-laws require an affirmative vote of the majority of our board and a majority of the votes cast at any annual or special meeting of shareholders. Amendments to our memorandum of association require an affirmative vote of the majority of our board and 66.67% of the outstanding shares then entitled to vote at any annual or special meeting of shareholders. Our bye-laws also provide that specified provisions of our bye-laws may not be amended, altered or repealed unless the amendment is approved by the affirmative vote of 66.67% of the directors then in office and the holders of at least 66.67% of the issued and outstanding shares then entitled to vote at any annual or special meeting of shareholders, including the provisions governing voting, the election of directors, our classified board, director removal and amendments to our bye-laws and memorandum of association.
These provisions make it more difficult for any person to remove or amend any provisions in our memorandum of association and bye-laws that may have an anti-takeover effect.
Meetings of Shareholders
Pursuant to our bye-laws, our annual general meeting will be held each year. A special general meeting will be held when, in the judgment of the Chairman, any two directors, any director and our secretary or the board, such a meeting is necessary. In addition, upon receiving a requisition from holders of at least 10% of our voting shares, the board shall convene a special general meeting. At least two or more persons representing more than 50% of our aggregate voting power must be present to constitute a quorum for the transaction of business at a general meeting, provided that if we shall at any time have only one member, one member present in person or by proxy shall form a quorum for the transaction of business at any general meeting held during such time. No shareholder may participate in any general meeting during which the shareholder (or shareholder’s representative) is physically present in the United States. As determined according to certain adjustments of voting power specified in our bye-laws (See “— Voting Rights”), questions proposed for consideration by the shareholders will be decided by the affirmative vote of the majority of the votes cast.
Corporate Opportunities
Our bye-laws provide that, except for persons that are officers, managers or employees of the Company, and directors who are officers, managers or employees of the Company, no shareholder nor any of its affiliates, or any of its or their respective directors, officers, employees, agents, general or limited partners, managers, members, or shareholders, in any case whether or not one of our directors or officers, have any duty to communicate or present any investment or business opportunity or prospective transaction, agreement, arrangement, or other economic advantage to us. In addition, to the fullest extent permitted by law, such persons may engage in businesses competitive with ours. In our bye-laws we explicitly renounce any interest of the Company in such opportunities and any expectation that such opportunities will be offered to us.
Market Listing
Our common shares are listed on the NASDAQ Global Select Market under the symbol “JRVR.”
Transfer Agent and Registrar
The transfer agent and registrar for our common shares is Broadridge Corporate Issuer Solutions, Inc.

PLAN OF DISTRIBUTION
General
We may sell our common shares offered through this prospectus from time to time using one or more of the following methods:
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underwritten public offerings;

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“at the market” sales to or through market makers or into an existing market for our common shares;

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ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

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block trades in which the broker-dealer will attempt to sell the common shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

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purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

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directly to purchasers, including through specific bidding, auction, or other process or in privately negotiated transactions;

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directly to or through agents or dealers;

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short sales (including short sales “against the box”);

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through the writing or settlement of standardized or over-the-counter options or other hedging or derivative transactions, whether through an options exchange or otherwise;

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by pledge to secure debts and other obligations;

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in other ways not involving market makers or established trading markets, including direct sales to purchasers or sales effected through agents;

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a combination of any such methods of sale; and

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any other method permitted pursuant to applicable law or described in a prospectus supplement.

To the extent required by law, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution. Each time that we sell common shares covered by this prospectus, a prospectus supplement will be provided which describes the method of distribution and the terms and conditions of such offering, including:
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the terms of the offering;

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the names of any underwriters, dealers, or agents participating in the offering and the amounts of shares underwritten or purchased by each of them;

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any options pursuant to which underwriters may purchase additional common shares from us;

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the purchase price of the common shares sold by us to any underwriter or dealer and the net proceeds we expect to receive from the offering;

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any delayed delivery arrangements;

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any agency fees, underwriting discounts, commissions and other items constituting agents’ or underwriters’ compensation;

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any public offering price;

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any discounts or concessions allowed or reallowed or paid to dealers;

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any securities exchange or market on which our common shares may be listed; and

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other material terms of the offerings.

Registration of our common shares through this prospectus does not assure that common shares will be offered or sold.

We may offer our common shares to the public through underwriting syndicates represented by managing underwriters or through underwriters without an underwriting syndicate. If underwriters are used for the sale of our common shares, the common shares will be acquired by the underwriters for their own account. The underwriters may resell our common shares in one or more transactions, including in negotiated transactions at a fixed public offering price or at varying prices determined at the time of sale. In connection with any such underwritten sale of our common shares, underwriters may receive compensation from us in the form of discounts, concessions or commissions. Underwriters may sell our common shares to or through dealers, and the dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters or commissions from the purchasers for whom they may act as agents. Such compensation may be in excess of customary discounts, concessions or commissions.
If we use an underwriter or underwriters to effectuate the sale of common shares, we will execute an underwriting agreement with those underwriters at the time of sale of such common shares. To the extent required by law, the names of the underwriters will be set forth in the prospectus supplement used by the underwriters to sell the common shares. Unless otherwise indicated in the prospectus supplement relating to a particular offering of common shares, the obligations of the underwriters to purchase such common shares from us will be subject to customary conditions precedent and the underwriters will be obligated to purchase all of the common shares offered if any common shares are purchased.
In effecting sales, brokers or dealers engaged by us may arrange for other brokers or dealers to participate. Broker-dealers may receive discounts, concessions or commissions from us (or, if any broker-dealer acts as agent for the purchaser of the common shares, from the purchaser) in amounts to be negotiated. Such compensation may be in excess of customary discounts, concessions or commissions. If dealers are utilized in the sale of our common shares, the names of the dealers and the terms of the transaction will be set forth in a prospectus supplement, if required.
Any underwriters, broker-dealers or agents that participate in the sale of any such common shares or interests therein may be “underwriters” within the meaning of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of common shares may be underwriting discounts and commissions under the Securities Act. If any entity is deemed an underwriter or any amounts are deemed underwriting discounts and commissions, the prospectus supplement will identify the underwriter or agent.
We may also sell our common shares from time to time through agents. The applicable prospectus supplement will name any agent involved in the offer or sale of such common shares and will list commissions payable to these agents if required. These agents will be acting on a best efforts basis to solicit purchases for the period of their appointment, unless otherwise stated in any applicable prospectus supplement.
We may sell our common shares directly to purchasers. In this case, we may not engage underwriters or agents in the offer and sale of such common shares.
Our common shares are currently listed and traded on the NASDAQ Global Select Market. Any common shares sold by this prospectus will be listed for trading on the NASDAQ Global Select Market. We cannot give you any assurance as to the liquidity of the trading markets for our common shares.
Indemnification
Underwriters, dealers, agents and other persons may be entitled, under agreements that may be entered into with us, to indemnification against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments that they may be required to make in respect thereof.
Related Transactions
Various underwriters who participate in the distribution of securities, and their affiliates, may perform various commercial banking, investment banking or other services for us from time to time in the ordinary course of business.
Price Stabilization and Short Positions
If underwriters or dealers are used in the sale, until the distribution of common shares is completed, rules of the SEC may limit the ability of any underwriters to bid for and purchase of our common shares.

As an exception to these rules, representatives of any underwriters are permitted to engage in transactions that stabilize the price of our common shares. These transactions may consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of our common shares. If the underwriters create a short position in our common shares in connection with the offering (that is, if they sell more of our common shares than are set forth on the cover page of the accompanying prospectus supplement) the representatives of the underwriters may reduce that short position by purchasing our common shares in the open market.
We make no representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common shares. In addition, we make no representation that the representatives of any underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

LEGAL MATTERS
Certain legal matters with respect to U.S. federal law and New York law with respect to the validity of the offered common shares will be passed upon for us by Bryan Cave Leighton Paisner LLP, New York, New York. Certain attorneys at Bryan Cave Leighton Paisner LLP involved in the representation of the Company in connection with this offering own, in the aggregate, approximately 2,600 common shares of the Company. Certain legal matters with respect to Bermuda law will be passed upon for us by Conyers Dill & Pearman Limited, Hamilton, Bermuda. Additional legal matters may be passed upon for any underwriters, dealers or agents by their own counsel that will be named in the applicable prospectus supplement, to the extent required by law.
EXPERTS
The consolidated financial statements of James River Group Holdings, Ltd. appearing in James River Group Holdings, Ltd.’s Annual Report (Form 10-K) for the year ended December 31, 2020 (including schedules appearing therein), and the effectiveness of our internal control over financial reporting as of December 31, 2020, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such financial statements are incorporated herein in reliance upon the reports of Ernst & Young LLP pertaining to such financial statements and the effectiveness of our internal control over financial reporting as of the respective dates given on the authority of such firm as experts in accounting and auditing.
ENFORCEMENT OF CIVIL LIABILITIES UNDER U.S. FEDERAL SECURITIES LAWS
We are a Bermuda company. In addition, certain of our officers as well as certain of the experts named in this prospectus, reside outside the United States, and all or a substantial portion of our assets and their assets are located outside the United States. Therefore, it may be difficult for investors to effect service of process within the United States upon those persons or to recover against us or those persons on judgments of courts in the United States, including judgments based on civil liabilities provisions of the U.S. federal securities laws.
We have been advised by Conyers Dill & Pearman Limited, our Bermuda counsel, that the United States and Bermuda do not currently have a treaty providing for reciprocal recognition and enforcement of judgments in civil and commercial matters. We also have been advised by Conyers Dill & Pearman Limited that there is doubt as to whether the courts of Bermuda would enforce (1) judgments of U.S. courts based on the civil liability provisions of the U.S. federal securities laws obtained in actions against us or our directors and officers and (2) original actions brought in Bermuda against us or our officers and directors based solely upon the U.S. federal securities laws. A Bermuda court may, however, impose civil liability on us or our officers in a suit brought in the Supreme Court of Bermuda provided that the facts alleged constitute or give rise to a cause of action under Bermuda law. Certain remedies available under the laws of U.S. jurisdictions, including certain remedies under the U.S. federal securities laws, would not be allowed in Bermuda courts to the extent that they are contrary to public policy.
WHERE YOU CAN FIND MORE INFORMATION
We have filed with the SEC a registration statement on Form S-3, of which this prospectus is a part. This prospectus and any accompanying prospectus supplements do not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. For further information with respect to our Company and the common shares registered hereby, reference is made to the registration statement, including the exhibits and schedules to the registration statement. Statements contained in this prospectus and any accompanying prospectus supplement as to the contents of any contract or other document referred to in, or incorporated by reference in, this prospectus and any accompanying prospectus supplement are not necessarily complete and, where that contract or other document is an exhibit to the registration statement, each statement is qualified in all respects by the exhibit to which the reference relates.
We file annual, quarterly and current reports, proxy statements and other information with the SEC. These documents contain specific information regarding us. Our filings with the SEC are available to the public at the SEC’s website at http://www.sec.gov. Our SEC filings are also available (free of charge) from our web site at http://www.JRGH.net, the contents of which are not a part of, and shall not be deemed to be a part of, this prospectus.
INCORPORATION OF CERTAIN INFORMATION BY REFERENCE
The SEC allows us to incorporate by reference into this prospectus certain information we file with it, which means that we can disclose important information by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus, and information that we subsequently file with the SEC prior to the termination of the offering is incorporated by reference into this prospectus and automatically updates and supersedes information contained in this prospectus and any accompanying prospectus supplement. We incorporate by reference the documents listed below that we have previously filed with the SEC:
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our Annual Report on Form 10-K for the year ended December 31, 2020, filed on February 26, 2021, as amended by Amendment No. 1 on Form 10-K filed on April 9, 2021;

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our Quarterly Report on Form 10-Q for the quarter ended March 31, 2021, filed on May 5, 2021;

•
our Current Reports on Form 8-K, filed on February 25, 2021 and May 5, 2021 (in each case excluding any information furnished under Items 2.02 and 7.01 and all exhibits filed that pertain to the information disclosed under Item 2.02 thereof); and

•
the description of common shares set forth in our registration statement on Form 8-A filed on December 9, 2014, as updated by the description of our common shares contained in Exhibit 4.18 to our Annual Report on Form 10-K for the year ended December 31, 2019, filed with the SEC on February 27, 2020, and any amendment or report filed for the purpose of updating such description.

We also incorporate by reference into this prospectus additional documents that we may file with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the completion or termination of the offering, excluding any information deemed furnished and not filed with the SEC. Any statements contained in a previously filed document incorporated by reference into this prospectus is deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus, or in a subsequently filed document also incorporated by reference herein, modifies or supersedes that statement.
We will provide to each person to whom this prospectus is delivered, upon written or oral request of any person, without charge, a copy of any or all of the documents incorporated herein by reference but not delivered with the prospectus, other than exhibits to the documents, unless the exhibits are specifically incorporated by reference into the documents that this prospectus incorporates. Requests for copies in writing or by telephone should be directed to:
James River Group Holdings, Ltd.
Wellesley House, 2nd Floor
90 Pitts Bay Road
Pembroke HM 08 Bermuda
Attn: Sarah Doran
Phone: (441) 278-4580
You may also obtain a copy of these filings from our Internet web site at http://www.JRGH.net. Please note, however, that the information on our Internet web site, other than the documents listed above, is not incorporated into this prospectus by reference and should not be considered a part of this prospectus.
As previously stated, the SEC maintains a website which provides online access to reports, proxy and information statements and other information regarding registrants that file electronically with the SEC at the address http://www.sec.gov.

5,650,000 Shares
Common Shares

Prospectus Supplement
May 6, 2021

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